Exhibit 99.3

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2009

Exhibit 99.3

Management’s Discussion and Analysis

The following discussion and analysis is as of June 9, 2009 and should be read in conjunction with the attached audited consolidated financial statements for the year ended March 31, 2009. These statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. These consolidated financial statements and additional information relating to our business, including our Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com and the Securities and Exchange Commission’s IDEA System at www.sec.gov

June 9, 2009

Management’s Discussion and Analysis

A. BUSINESS OVERVIEW AND STRATEGY

Business Overview

We provide a wide range of heavy construction and mining, piling and pipeline installation services to customers in the Canadian oil sands, minerals mining, commercial and public construction and conventional oil and gas markets. Our primary market is the Alberta oil sands, where we support our customers’ mining operations and capital projects. While we provide services through all stages of an oil sands project’s lifecycle, our core focus is on providing recurring services, such as contract mining, during the operational phase. On a trailing 12-months basis to March 31, 2009, recurring services represented 65% of our oil sands business. Our principal oil sands customers include all four of the producers that are currently mining bitumen in Alberta: Syncrude Canada Ltd.1 (Syncrude), Suncor Energy Inc. (Suncor) and Albian Sands Energy Inc.2 (Albian) and Canadian Natural Resources Limited (Canadian Natural). We focus on building long-term relationships with our customers. For example, we have been providing services to Syncrude and Suncor for over 30 years.

We believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet includes 728 pieces of diversified heavy construction equipment supported by over 900 ancillary vehicles. While our expertise covers mining, heavy construction, underground services (fire lines, sewer, water, etc.) for industrial projects, and piling and pipeline installation in many different types of locations, we have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the oil sands in Alberta.

We believe that our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering differentiate us from our competition. In addition, we believe that these capabilities will enable us to support the growing volume of recurring services that is generated within the oil sands.*

While our mining services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully export knowledge and technology gained in the oil sands and put it to work in other resource development projects across Canada. As an example, in fiscal 2008 we successfully completed the development of a diamond mine site in Northern Ontario. This three-year project required us to operate effectively in a remote location in the extreme weather conditions prevalent in northern Canada. As a result of our successful work on this and other similar projects, we believe that we have attracted the attention of resource developers. While development of resources has been affected by the current economic environment, we remain committed to expanding our operations to other potential projects, including those in the high Arctic regions.

Operations Overview

Our business is organized into three interrelated, yet distinct, operating segments: (i) Heavy Construction and Mining, (ii) Piling and (iii) Pipeline.

[1]

Joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Petro-Canada Oil and Gas (12%), ConocoPhillips Oil Sands Partnership II (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd (5%) and Mocal Energy Limited (5%).

[2]	Joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%).
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Revenue generated from these three segments for the year ended March 31, 2009 can be seen in the chart below3:

Heavy Construction and Mining

Our Heavy Construction and Mining segment focuses primarily on providing surface mining support services for oil sands and other natural resources. This includes activities such as:

•	land clearing, stripping, muskeg removal and overburden removal to expose the mining area;
•	the supply of labour and equipment to be operated within the customers’ mining fleet directly supporting the mining of ore;
•	general support services including road building, repair and maintenance for both mine and treatment plant operations, hauling of sand and gravel and relocation of treatment plants;
•	construction related to the expansion of existing projects including site development and construction of infrastructure; and
•	reclamation of completed mine sites to stringent environmental standards.

Most of these services are classified as recurring services and represent the majority of services provided by our Heavy Construction and Mining segment. Complimenting these services, the Heavy Construction and Mining segment also provides industrial site construction for mega-projects and underground utility installation for plant, refinery and commercial building construction.

Piling

Our Piling segment installs all types of driven, drilled and screw piles, caissons, earth retention and stabilization systems. Operating throughout Western Canada, this segment has a solid record of performance on both small and large-scale projects. Our Piling segment also has experience with industrial projects in the oil sands and related petrochemical and refinery complexes and has been involved in the development of commercial and community infrastructure projects.

Pipeline

Our Pipeline segment installs transmission, distribution and gathering systems made of steel, fiberglass and/or plastic pipe in sizes up to 52” in diameter. Penstock installation services are also provided. This segment has successfully completed jobs of varying magnitude for some of Canada’s largest energy companies. The most recent project was Kinder Morgan’s Trans Mountain Expansion (TMX) Anchor Loop pipeline, which involved the installation of 160 km of large-diameter pipe through extremely challenging and ecologically sensitive terrain. The project, which runs from Hinton, Alberta through Jasper National Park, across the Rocky Mountains and through to Mt. Robson Provincial Park in British Columbia, was successfully completed with minimal impact to the environment.

[3]	Please refer to “Analysis of Annual Results” for a discussion on segment results.

Management’s Discussion and Analysis

End Markets Overview

We provide services to four distinct end markets: Canadian oil sands, conventional oil and gas, commercial and public construction and minerals mining. Revenue generated from these four end markets for the year ended March 31, 2009, can be seen in the chart below:4

Canadian Oil Sands

Our core market is the Alberta oil sands, where we generated 83% of our fiscal 2009 revenue. According to the Canadian Association of Petroleum Producers (CAPP), the oil sands represent 97% of Canada’s recoverable oil reserves. At 173 billion barrels, the Canadian oil sands deposits are second only to those of Saudi Arabia. The oil sands are located in three regions of northern Alberta: Athabasca, Cold Lake and Peace River. In 2008, oil sands production reached 1.2 million barrels per day (“bpd”), representing 44.8% of Canada’s total oil production.

Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, does not flow and therefore requires non-conventional extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ, where bitumen deposits are buried too deep for open pit mining to be cost effective and operators instead inject steam into the deposit so that the bitumen can be separated from the sand and pumped to the surface. CAPP estimates that approximately 20% of the oil sands are recoverable through open pit mining.

We currently provide most of our services to customers that access the oil sands through open pit mines. These customers utilize our services at various stages of their projects. The three-to-four year initial construction and development phase of a new mine creates demand for our project development services, such as clearing, site preparation, piling and underground utilities installation. As the mine moves into the 30-40 year operational phase, demand shifts from project development services to recurring services such as surface mining, overburden removal, labour and equipment supply, mine infrastructure development and maintenance and land reclamation.*

Approximately 65% of our oil sands-related revenue, for the year ended March 31, 2009, comes from the provision of recurring services to existing oil sands projects, with the balance coming from project development.

[4]	For the year ended March 31, 2009 we did not generate revenues by minerals mining.
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Recurring Services: Growth in our recurring services business is a function of both increased production levels in the oil sands and the inherent need for additional support services through the lifecycle of a mine.

Production increases in the oil sands occur through the elimination of bottlenecks and / or expansion of existing oil sands operations, as well as through new mines that have entered their production phase. In both cases, the required output from the extraction process increases, resulting in higher demand for the recurring services we provide, such as overburden removal, equipment and labour supply and mine maintenance services.*

The requirement for recurring services also typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits to maximize profitability and cash-flow at the beginning of their project. As the mines move through their typical 30-40 year life cycle, easy-to-access bitumen deposits are depleted and operators must go greater distances and move more material to access their ore reserves. Over this period, haulage distances progressively increase and the amount of overburden to be removed per cubic meter of exposed oil sand grows. As a result, the total capacity of digging and hauling equipment must increase together with an increase in ancillary equipment and services to support these activities. In addition, as the mine extends to new areas of the lease, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services, which we also provide. Accordingly, the demand for recurring oil sands services continues to grow even during periods of stable production because the geographical footprints of existing mines continue to expand under normal operation.*

Project Development Services: Demand for project development services in the oil sands is primarily driven by new developments and expansions. We support our customers’ new development and expansion projects by providing construction services such as clearing, site preparation, piling and underground utilities installation. Between 2000 and 2007, over $70.9 billion of capital has been invested into the oil sands, the core market for our project development services.*

Current Canadian Oil Sands Business Conditions

Recurring Services: In 2008, oil prices dropped significantly from record highs, leading to a view that the oil sands had become less viable. However, there was little change in production activity at operational oil sands projects as these mines are largely insensitive to short-term changes in oil prices. This is due to the immense up-front capital investment associated with these projects and the need to operate them at full capacity to achieve low per-unit operating costs. In addition, oil sands plants are not designed for temporary production shutdowns and the costs, delays and potential risks associated with a temporary production stoppage virtually eliminate this option for oil sands producers. For these reasons, we believe that oil sands operators will continue to maintain stable production activity through short-term declines in oil prices.*

Moreover, we believe that demand for recurring services in the oil sands will continue to grow over the long-term as existing oil sands mines progress and as new mines entering or nearing production, such as Canadian Natural’s Horizon mine and Albian’s Jackpine mine, come on-line.*

Project Development: In contrast to our recurring services business, demand for project development services is more sensitive to a downturn in the global economy. As an example, several oil sands producers adjusted their near-term capital spending plans during 2008 in response to weaker commodity, equity and credit market conditions. Petro-Canada has deferred the Fort Hills project in order to re-evaluate costs. Suncor announced a reduction in spending on both the Voyageur and Firebag developments and several customers have announced they are deferring decisions about upgrader projects. More recently, Total has deferred the Joslyn project, citing a re-evaluation of costs.

While the current conditions have reduced the amount of capital spending likely to be invested in the region in the near term, we believe that the lower input costs and industry consolidation that are resulting from the slowdown will ultimately lead to a more sustainable environment for oil sands development. As an example, Suncor and Petro-Canada have announced merger plans which are expected to create an entity that can better support capital investments. In addition, Petro-Canada has announced a 30% reduction in cost estimates for its Fort Hills mine as a result of the more competitive conditions in the oil sands.*

We are encouraged by independent economic forecasts indicating a global economic recovery beginning in late 2009, the current strength in oil prices and the recent announcement that Imperial Oil Ltd. will proceed with the development of their Kearl oil sands project in Alberta at an estimated capital cost of $8 billion.

Longer term, industry forecasts for oil sands project development remain positive. Major producers continue to reiterate that their investment in the oil sands is driven by expected long-term demand and prices for oil and not by short-term oil prices. This is consistent with the minimum three-to-four year development lead time required to build oil sands mines and the 30-40 year operating life of these projects.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Commercial and Public Construction

According to Statistics Canada, the value of non-residential building permits in 2008 was $29.6 billion, up 58% from 2004. Ontario accounted for 39% of the total value over the four-year period, followed by Alberta at 21%, Quebec at 17%, British Columbia at 14% and the rest of the provinces and territories accounting for the remaining 9%. We provide commercial and public construction services in Alberta, British Columbia, Saskatchewan and we recently opened an office in Ontario.

Current Commercial and Public Construction Business Conditions

Currently, commercial construction activity is experiencing a slowdown in Western Canada, reflecting tighter credit markets, declining real estate values and other impacts of the economic recession. While we expect that the number of commercial construction projects will decline in 2009, government-sponsored infrastructure projects should offset some of this impact.*

The increase in infrastructure spending is being driven in part by population demands. In recent years, activity in the energy sector has created significant economic and population growth in Western Canada, which has strained public facilities and infrastructure across the province. The Alberta government has responded by allocating approximately $120 billion over 20 years to improvement and expansion projects. From 2009 to 2012, the government of Alberta plans to spend $7.7 billion annually on capital projects. The renewed interest in infrastructure investment is also being supported by government efforts to stimulate the economy. In Ontario, the government recently announced $27.5 billion of infrastructure spending over the next two years as part of its stimulus package. Additionally, Canada’s federal government recently unveiled a budget which includes $12 billion of new infrastructure spending.*

We believe that the demand for new infrastructure to support a larger population and government investment in infrastructure to stimulate the economy provides a strong outlook for infrastructure spending in Western Canada and in Ontario. We believe that our ability to meet many of the construction and piling needs of core infrastructure customers, along with our strong local presence and significant regional experience, position us to capitalize on the expected growth in infrastructure projects.*

Conventional Oil and Gas

According to the Canadian Energy Pipeline Association (CEPA), Canada is the world’s third largest natural gas producer and the seventh largest crude oil producer, with an output of approximately 16.8 billion cubic feet of natural gas per day and 2.8 million barrels of oil per day. Canada also has the world’s largest pipeline network for crude oil, however, this network is nearing capacity, particularly in Western Canada. According to CEPA, pipeline assets must double by 2015 to support projected supply. Pipeline projects that are currently underway and are expected to be in service by the end of 2010 will provide capacity until 2013, at which time a further capacity increase will be required. It generally takes four-to-five years to put a new pipeline into service.

We provide pipeline installation and facility support services to Canada’s conventional oil and gas producers and pipeline transmission companies. Conventional oil and gas producers typically require pipeline installation services in order to connect producing wells to existing pipeline systems, while pipeline transmission companies install larger diameter pipelines to carry oil and gas to market.

Current Conventional Oil and Gas Business Conditions

While there has been an overall decrease in oil and gas investment as a result of weaker economic conditions and the downturn in oil and gas prices, companies involved in the transmission of oil and gas do not appear to be delaying investment in new pipeline development. With current pipelines at capacity and long lead times involved in securing project approvals and procuring materials, pipeline operators appear committed to proceeding with the construction of their pipelines.

Minerals Mining

According to the government agency, Natural Resources Canada (“NRC”), Canada is one of the largest mining nations in the world, producing more than 60 different minerals and metals. The value of minerals produced (i.e. excluding petroleum and natural gas) reached $45.3 billion in 2008, up 11.7% from $40.5 billion in 2007. Canada was also the top destination for mineral exploration capital from worldwide sources in 2008, with expenditures close to $3 billion for a second year in a row.

Outside the oil sands, we have identified the Canadian diamond mining industry as one of our targets for new business opportunities. The diamond mining industry in Canada is relatively new, having operated for only nine years. According to NRC, Canada continues to rank as the third largest diamond producing country in the world by value after Botswana and Russia. We intend to leverage the experience and skills gained through the successful completion of the construction of the DeBeers Victor diamond mine to pursue other opportunities in this area.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Canada is also the world leader in uranium mining. The two largest high-grade deposits of uranium in the world have been discovered in Canada. According to NRC, 80% of Canada’s recoverable reserve base is categorized as “low cost”. Historically, exploration and production have taken place primarily in Saskatchewan. Recently, however, significant exploration efforts are underway in the Northwest Territories, Yukon, Nunavut, Quebec, Newfoundland and Labrador, Ontario, Manitoba and Alberta.*

Current Minerals Mining Business Conditions

The effects of the global economic downturn have weakened demand for base metals and minerals in recent months, causing prices to drop significantly. This devaluation of commodities, together with limited access to capital, has slowed new mine development. Exploration capital expenditures are expected to fall by 50% in 2009 according to the NRC and certain projects that were slated to start construction in 2009 have been deferred. It is anticipated that commodity prices will remain low until the world economy improves.*

Revenue Sources

Revenue by Category

We have experienced steady growth in recurring revenue from operating oil sands projects over the past few years. Project development revenue, by contrast, has recently declined reflecting the impact of economic conditions on large-scale capital projects. Future growth in our recurring revenue will be reflective of increased activities at current operational mines along with the start-up of new operational mines as oil sands projects move from the capital development stage into the operational phase.

The following graph displays the breakdown between recurring services revenue and project development revenue for the trailing 12-months at three month intervals from March 31, 2007 to March 31, 2009:

Recurring Services Revenue: Recurring services revenue is derived from long-term contracts and master services agreements as described below:

•

Long-term contracts. This category of revenue consists of revenue generated from long-term contracts (greater than one year) with total contract values greater than $20 million. These contracts are for work that supports the operations of our customers and include long-term contracts for overburden removal and reclamation. Revenue in this category is typically generated under unit-price contracts and is included in our calculation of backlog. This work is generally funded from our customers’ operating budgets.

•

Master Services Agreements. This category of revenue is generated from the master services agreements in place with Syncrude and Albian. This revenue is typically generated by supporting the operations of our customers and is therefore considered to be recurring. This revenue is not guaranteed under contract and is not included in our calculation of backlog. This revenue is primarily generated under time-and-materials contracts. This work is generally funded from our customers’ operating or maintenance capital budgets.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Project Development Revenue: Project development revenue is typically generated during the support of capital construction projects and is therefore considered to be non-recurring. This revenue can be generated under lump-sum, unit-price, time-and-materials and cost-plus contracts. It can be included in backlog if generated under lump-sum, unit price or time-and-materials contracts and scope is defined. This work is generally funded from our customers’ capital budgets.

Revenue by End Market

Growth in both recurring services and capital projects increased our oil sands work volumes during 2007 and 2008. The pipeline installation project for Kinder Morgan increased our revenues in the conventional oil and gas sector. The declining contribution of minerals mining revenue reflects the completion of the DeBeers diamond mine project in early 2008. The following graph displays the breakdown between revenues from each end market for the trailing 12-month period at three-month intervals from March 31, 2007 to March 31, 2009:

Our Strategy

Our strategy is to be an integrated service provider for the developers and operators of resource-based industries in a broad and often challenging range of environments. More specifically, our strategy is to:

•	Increase our recurring revenue base: It is our intention to continue expanding our recurring services business to provide a larger base of stable revenue.*

•

Leverage our long-term relationships with customers: We intend to continue building our relationships with existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with their projects.*

•

Leverage and expand our complementary services: Our service segments, Heavy Construction and Mining, Pipeline and Piling are complementary to one another and allow us to compete for many different forms of business. We intend to build on our “first-in” position to cross-sell our many services, while also pursuing selective acquisition opportunities that expand our complementary service offerings.*

•

Enhance operating efficiencies to improve revenues and margins: We aim to increase the availability and efficiency of our equipment through enhanced maintenance, providing the opportunity for improved revenue, margins and profitability.*

•

Position for future growth: We intend to build on our market leadership position and successful track record with our customers to benefit from future oil sands development. We intend to use our fleet size and management capability to respond to new opportunities as they occur.*

•

Increase our presence outside the oil sands: We intend to increase our presence outside the oil sands and extend our services to other resource industries across Canada. Canada has significant natural resources and we believe that we have the equipment and the experience to assist with developing those natural resources.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

To help us manage successfully through the current business environment, we are focused on:

•	working with our customers and suppliers to establish the most efficient and cost effective way for us to deliver services to meet a broad range of our customers’ project needs;

•	cash conservation to ensure liquidity for operational circumstances;

•	continuing to improve our working capital management;

•	strategic prioritization of our capital expenditures to minimize cash outflows while maintaining the flexibility to take advantage of profitable opportunities; and

•	careful and thorough evaluation of all opportunities to ensure we maintain reasonable levels of profitability in the current economic environment.

B. FINANCIAL RESULTS

Consolidated Annual Results

	Year Ended March 31,

(dollars in thousands, except per share information)							2009 vs 2008		2009 vs 2007
	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue	Change	% Change	Change	% Change
Revenue	$972,536	100.0%	$989,696	100.0%	$629,446	100.0%	$(17,160)	-1.7%	$343,090	54.5%
Project costs	505,026	51.9%	592,458	59.9%	363,930	57.8%	(87,432)	-14.8%	141,096	38.8%
Equipment costs	210,520	21.6%	174,873	17.7%	122,306	19.4%	35,647	20.4%	88,214	72.1%
Equipment operating lease expense	43,583	4.5%	22,319	2.3%	19,740	3.1%	21,264	95.3%	23,843	120.8%
Depreciation	38,102	3.9%	36,729	3.7%	31,034	4.9%	1,373	3.7%	7,068	22.8%
Gross profit	175,305	18.0%	163,317	16.5%	92,436	14.7%	11,988	7.3%	82,869	89.7%
General & administrative costs	74,405	7.7%	69,670	7.0%	39,769	6.3%	4,735	6.8%	34,636	87.1%
Operating (loss) income	(81,712)	-8.4%	92,397	9.3%	51,126	8.1%	(174,109)	-188.4%	(132,838)	-259.8%
Net (loss) income	(139,515)	-14.3%	39,784	4.0%	21,079	3.3%	(179,299)	-450.7%	(160,594)	-761.9%
Per share information
Net (loss) income –basic	$(3.87)		$1.11		$0.87		(4.98)		$(4.74)
Net (loss) income –diluted	(3.87)		1.08		0.83		(4.95)		(4.70)
EBITDA(1)	$(58,153)	-6.0%	$121,982	12.3%	$87,351	13.9%	(180,135)	-147.7%	$(145,504)	-166.6%
Consolidated EBITDA(1) (as defined within the revolving credit agreement)	146,046	15.0%	135,094	13.7%	90,235	14.3%	10,952	8.1%	55,811	61.9%

(1)	Non GAAP Financial measures

•

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is a measure defined by our revolving credit agreement. This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are non-GAAP financial measures and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; and

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Our use of the term, “Consolidated EBITDA (as defined within the revolving credit agreement)”, replaces the term “Consolidated EBITDA (per bank)” used in prior filings but the definition of Consolidated EBITDA has not changed.

Management’s Discussion and Analysis

A reconciliation of net (loss) income to EBITDA and Consolidated EBITDA is as follows:

	Year Ended March 31,
(dollars in thousands)	2009	2008	2007
Net (loss) income	$(139,515)	$39,784	$21,079
Adjustments:
Interest expense	27,450	27,019	37,249
Income taxes	14,723	17,379	(2,593)
Depreciation	38,102	36,729	31,034
Amortization of intangible assets	1,087	1,071	582

EBITDA	$(58,153)	$121,982	$87,351

Adjustments:
Unrealized foreign exchange loss (gain) on senior notes	45,860	(24,788)	(5,017)
Realized and unrealized (gain) loss on derivative financial instruments	(25,081)	34,075	(196)
Loss on disposal of plant and equipment	5,325	179	959
Stock-based compensation	2,251	1,991	2,101
Director deferred stock unit expense	(356)	(190)	–
Write-off of deferred financing costs	–	–	4,342
Write-down of other assets to replacement cost	–	1,845	695
Impairment of goodwill	176,200	–	–

Consolidated EBITDA	$146,046	$135,094	$90,235

Analysis of Annual Results

Revenue

For the year ended March 31, 2009, revenues of $972.5 million were $17.2 million or 1.7% lower than in the last year ended March 31, 2008. The modest decline in annual revenues reflects the impacts of a fourth-quarter slow down in commercial construction markets, a temporary work stoppage on a large mining contract as well as the windup of the TMX pipeline project. These impacts were largely offset by stronger volumes in Heavy Construction and Mining as a result of the completion of work on oil sands capital projects at Petro-Canada’s Fort Hills site and Suncor’s Voyageur site as well as the continued increase in demand for recurring services from oil sands customers. Compared to the year ended March 31, 2007, revenues in the year ended March 31, 2009 improved by $343.1 million or 54.5% and were the second best results in our history. A significantly stronger contribution from the Pipeline segment through the first nine months of the fiscal year, a higher level of construction and oil sands capital projects activity and continued growth in oil sands-related recurring services revenues were the key factors in the improvement.

Gross Profit

Gross profit for the year ended March 31, 2009 increased to $175.3 million, a $12.0 million or a 7.3% improvement compared to gross profit in the year ended March 31, 2008. The higher volumes in Heavy Construction and Mining and the improved margins in the Pipeline segment were the key factors in this improvement. The improvement of the current years gross profit compared to fiscal 2007 reflects the Pipeline segment’s return to profitability after incurring losses on specific projects in the year ended March 31, 2007. Gross margins in the current year also benefitted from the partial recovery of prior year Pipeline losses through our claims process and significant improvements in the costs for large truck tires.

A change in the current year’s cost mix between project costs and equipment costs compared to prior years reflects a shift to more equipment-focused work within Heavy Construction and Mining in the year ended March 31, 2009. Additions to the fleet to support a long-term overburden removal contract, including the commissioning of a new electric cable shovel in March 2008, led to increases in operating leases. We commissioned a second electric cable shovel for this contract in December 2008.

Operating (loss) income

We recorded an operating loss of $81.7 million in the year ended March 31, 2009, compared to operating income of $92.4 million (9.3% of revenue) in the year ended March 31, 2008 and operating income of $51.1 million (8.1% of revenue) for the year ended March 31, 2007. The current year operating loss reflects the non-cash impact of a $176.2 million impairment of goodwill. Excluding this impairment charge, operating income would have been $94.5 million (9.7% of revenue) for the current year. General and administrative (G&A) expense increased $4.7 million to $74.4 million, representing 7.7% of revenue. This compares to $69.7 million (7.0% of revenue) and $39.8 million (6.3% of revenue) in the years ended March 31, 2008 and 2007 respectively. The current year increase in G&A levels reflects higher staffing levels needed to support increased operations activity as well as inflationary pressures in the oil sands through the first nine months. The increases were partially offset by the benefits of reorganization and cost reduction initiatives implemented in the last three months of the current year along with process improvements implemented earlier in the year.

Management’s Discussion and Analysis

Net (loss) income

We recorded a net loss of $139.5 million (basic loss per share of $3.87) in the year ended March 31, 2009, compared to net income of $39.8 million (basic income per share of $1.11 and diluted income per share of $1.08) in the year ended March 31, 2008 and net income of $21.1 million (basic income per share of $0.87 and diluted income per share of $0.83) in the year ended March 31, 2007. The net loss primarily reflects the receipt of a cancellation premium (see our “Foreign currency risk” discussion in Quantitative and Qualitative Disclosures about Market Risk) and non-cash items such as $176.2 million goodwill impairment (no tax effect), the negative impact of a depreciating Canadian dollar on our 8 3/4% senior notes and non-cash losses on embedded derivatives. This was partially mitigated by a gain in the cross currency and interest rate swaps along with a gain in the embedded derivative in a long-term customer contract. Excluding these non-cash items for each year, current year net income would have been $49.4 million resulting in basic income per share of $1.37 per share and diluted income per share of $1.35 per share, up from $1.27 per share and $1.23 per share, respectively, for the year ended March 31, 2008 and $0.62 per share and $0.59 per share, respectively for the year ended March 31, 2007.

Impairment of Goodwill

We recognized a $176.2 million impairment of goodwill in the year ended March 31, 2009. In accordance with our accounting policy, a goodwill impairment test is completed annually on October 1st of each year or whenever events or changes in circumstances indicate that goodwill impairment may exist. We conducted our annual goodwill impairment test on October 1, 2008 and concluded that the fair value of each of our reporting units exceeded their carrying amounts. However, at both December 31, 2008 and March 31, 2009 we concluded that an interim test for impairment of goodwill was appropriate given adverse changes in our principal markets, the recent decline in our market capitalization and the accounting requirements related to goodwill under such circumstances.

At December 31, 2008: In performing the goodwill assessment on December 31, 2008, we considered discounted cash flows, market capitalization and other factors including observable market data to determine fair value. Although implied market comparable valuation multiples and transaction premiums from a set of selected comparable companies were considered in our analysis, we concluded that there are significant differences in the services and operating characteristics of our reporting units as compared to these companies. As a result, we relied primarily on the discounted cash flow method, using our projections for each of our reporting units and risk adjusted discount rates. Expected cash flows for each of our reporting units were discounted using estimated discount rates ranging from 18% to 27% and a terminal growth rate of 3.0% to calculate fair value. We considered this method to be most reflective of a market participant’s view of fair value given the current market conditions.

As a result of our analysis, we concluded that the carrying value of goodwill assigned to the Pipeline operating segment (also a separate reporting unit) exceeded its fair value and we recorded an impairment charge of $32.8 million. The goodwill impairment charge was calculated as the difference between the carrying value of goodwill of the Pipeline operating segment and its implied fair value of $nil at December 31, 2008. The implied fair value of the goodwill for the Pipeline operating segment was determined in the same manner as the value of goodwill is determined in a business combination. The impairment charge is included in the caption “Impairment of goodwill” in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit for the year ended March 31, 2009.

At December 31, 2008, we determined that there was no impairment to any other reporting units as their fair values exceeded their carrying values. The goodwill impairment charge reduced our carrying value for goodwill from $200.1 million to $167.3 million as at December 31, 2008.

At March 31, 2009: During the three months ended March 31, 2009, we observed further deterioration in industry conditions, a further decline in our market capitalization and weak global economic and credit conditions. The current economic environment has impacted our ability to forecast future demand and has in turn resulted in the use of higher discount rates, reflecting the risk and uncertainty in the current market. Furthermore, we experienced a significant and sustained quarter-over-quarter decline in our market capitalization due primarily to challenging market conditions. As a result, we concluded that events had occurred and circumstances had changed that required us to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling segments (also separate reporting units) as at March 31, 2009. This was corroborated by a combination of factors including a significant and sustained decline in our market capitalization, which was appreciably below our book value and deteriorating economic conditions in Canada and globally which has resulted in a decline in expected future demand.

As part of the March 31, 2009 goodwill impairment test, we updated our discounted cash flow analysis for the Heavy Construction and Mining and Piling reportable business segments. We used estimated discount rates ranging from 22.0% to 32.0% and a decreased terminal growth rate from 3.0% to 2.5% to calculate fair value. These updates were based on the current economic volatility we experienced during the three months ended March 31, 2009 and took into account our views of economic conditions and trends, estimated future operating results, sector growth rates, anticipated future economic conditions and our strategic alternatives to respond to these conditions.

As a result of this analysis, we concluded that the carrying value of the Heavy Construction and Mining and Piling reporting units exceeded their fair value and we recorded an impairment charge of $125.4 million and $18.0 million,

Management’s Discussion and Analysis

respectively. This was calculated as the difference between the carrying value of goodwill of the two segments and the implied fair value of goodwill of each reporting unit at March 31, 2009. The implied fair value of goodwill was determined in the same manner that the value of goodwill is determined in a business combination. The impairment charge is included in the caption “Impairment of goodwill” in the Consolidated Statement of Operations, Comprehensive (Loss) Income and Deficit for the year ended March 31, 2009.

There was no goodwill impairment recorded for the years ended March 31, 2008 and 2007.

Segment Annual Results

Segment profits included revenue earned from the performance of our projects, including amounts arising from approved change orders and claims that have met the appropriate accounting criteria for recognition, less all direct project expenses, including direct labour, short-term equipment rentals and materials, payments to subcontractors, indirect job costs and internal charges for use of capital equipment.

Segment results for the year ended March 31, 2009 compared to the years ended March 31, 2008 and March 31, 2007 are summarized below:

Heavy Construction and Mining

	Year Ended March 31,
(dollars in thousands)	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue	2009 vs. 2008		2009 vs. 2007
							Change	% Change	Change	% Change
Segment revenue	$716,053		$626,582		$473,179		$89,471	14.3%	$242,874	51.3%
Segment profit	$115,698	16.2%	$105,378	16.8%	$71,062	15.0%	$10,320	9.8%	$44,636	62.8%

For the year ended March 31, 2009, the Heavy Construction and Mining segment achieved revenues of $716.1 million, an $89.5 million improvement over last year and a $242.9 million improvement over the year ended March 31, 2007. Project closeout activities at the Petro-Canada Fort Hills’ site preparation project and Suncor’s Voyageur and Millennium Naphtha Unit projects, combined with strong demand for recurring site services work, including master services work at Albian’s Jackpine mine and Muskeg River mine, were the primary factors in this revenue growth. Recurring services have become an increasingly significant contributor to our revenues as more oil sands projects move into the stable, operational phase of their lifecycles. Ongoing operational work represented 73.2% of Heavy Construction and Mining’s revenues in the year ended March 31, 2009 compared to 60.3% and 46.0% for the years ended March 31, 2008 and 2007, respectively.

Segment profit margin for the year ended March 31, 2009 was 16.2%. This was slightly lower than the segment margin of 16.8% achieved during the same period last year but a significant improvement over segment margin of 15.0% in the year ended March 31, 2007. An increased proportion of high volume Heavy Construction and Mining projects, the redeployment of equipment from the Canadian Natural project to other projects and the positive impact of change orders associated with project close-outs helped to offset the impact of reduced industrial construction and minerals mining work compared to the year ended March 31, 2008.

Piling

	Year Ended March 31,

(dollars in thousands)	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue	2009 vs. 2008		2009 vs. 2007
							Change	% Change	Change	% Change
Segment revenue	$155,076		$162,397		$109,266		$(7,321)	-4.5%	$45,810	41.9%
Segment profit	$38,776	25.0%	$45,362	27.9%	$34,395	31.5%	$(6,586)	-14.5%	$4,381	12.7%

The Piling segment achieved revenues of $155.1 million for the year ended March 31, 2009, a decrease of $7.3 million compared to a year ago. This change reflects declining activity levels in the Western Canadian commercial construction market. Work on a major oil sands-related plant and upgrader project combined with continued growth in Saskatchewan were significant contributors to the revenue in the current year and prior year as compared to the year ended March 31, 2007.

For the year ended March 31, 2009, segment profit margin decreased to 25.0%, from 27.9% last year and 31.5% for the year ended March 31, 2007, reflecting the impact of weaker commercial construction market conditions and an increased number of lower margin time-and-materials oil sands projects. Margins for the year ended March 31, 2007 included a larger proportion of higher-margin, fixed price contracts.

Management’s Discussion and Analysis

Pipeline

	Year Ended March 31,

							2009 vs. 2008		2009 vs. 2007
(dollars in thousands)	2009	% of Revenue	2008	% of Revenue	2007	% of Revenue	Change	% Change	Change	% Change
Segment revenue	$101,407		$200,717		$47,001		$(99,310)	-49.5%	$54,406	115.8%
Segment profit	$22,470	22.2%	$25,465	12.7%	$(10,539)	-22.4%	$(2,995)	-11.8%	$33,009	-313.2%

Pipeline revenues for the year ended March 31, 2009 were $101.4 million, a decline of $99.3 million from a year ago, reflecting the successful and on-schedule completion of the TMX project in October 2008.

Although Pipeline profit for the year ended March 31, 2009 decreased as a result of the lower revenue, margins increased to 22.2%, from 12.7% last year as a result of closeout activities and final change orders for the TMX project. Current year margins benefitted from the negotiated settlement of $5.3 million in claims while margins last year were negatively affected by $2.0 million in additional costs related to a fixed-priced contract. Excluding these impacts in both years, margins would have been 16.9% compared to 13.7% a year ago.

Consolidated Three Month Results

	Three Months Ended March 31,
(dollars in thousands, except per share information)	2009	% of Revenue	2008	% of Revenue	Change	% Change
Revenue	$174,700	100.0%	$323,600	100.0%	$(148,900)	-46.0%
Project costs	71,522	40.9%	195,196	60.3%	(123,674)	-63.4%
Equipment costs	48,374	27.7%	43,291	13.4%	5,083	11.7%
Equipment operating lease expense	13,266	7.6%	9,990	3.1%	3,276	32.8%
Depreciation	9,074	5.2%	12,550	3.9%	(3,476)	-27.7%
Gross profit	32,464	18.6%	62,573	19.3%	(30,109)	-48.1%
General & administrative costs	16,688	9.6%	20,674	6.4%	(3,986)	-19.3%
Operating (loss) income	(129,483)	-74.1%	42,581	13.2%	(172,064)	-404.1%
Net (loss) income	(142,690)	-81.7%	20,484	6.3%	(163,174)	-796.6%
Per share information
Net (loss) income – basic	$(3.96)		$0.57		$(4.53)
Net (loss) income – diluted	(3.96)		0.56		(4.52)
EBITDA(2)	$(123,210)	-70.5%	$50,424	15.6%	$(173,634)	-344.3%
Consolidated EBITDA(2) (as defined within the revolving credit agreement)	25,191	14.4%	55,435	17.1%	(30,244)	-54.6%

(1)	Prior Year Comparison

In preparing the financial statements for the year ended March 31, 2008, we determined that the previously issued interim unaudited consolidated financial statements did not properly account for an embedded derivative with respect to price escalation features in a supplier maintenance contract. As disclosed in the Audited Consolidated Financial Statements for the year ended March 31, 2008, we restated our original April 1, 2007 transition adjustment on adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. We recorded the full fiscal year accounting treatment of the embedded derivative in the Audited Consolidated Balance Sheet and Audited Consolidated Statement of Operations and Comprehensive (Loss) and Deficit for the year and three-month period ended March 31, 2008. Subsequently, for each interim unaudited consolidated financial statement during the current fiscal year we have restated the prior year’s three-month period to reflect the restatement of the April 1, 2007 transition adjustment and the effects of the restatement on the prior year consolidated balance sheet and consolidated statement of operations for the appropriate three-month prior period. With the restatement of the Audited Consolidated Statement of Operations and Comprehensive (Loss) and Deficit for the three months ended March 31, 2008, the effect of the restated April 1, 2007 transition adjustment has been appropriately recorded in each of the individual three month prior periods.

The embedded derivative has been measured at fair value and included in derivative financial instruments on the consolidated balance sheet with changes in fair value recognized in net income. The impact of this restatement on the Audited Consolidated Statement of Operations and Comprehensive (Loss) and Deficit for the year ended March 31, 2008 is an adjustment, for the three-month period ended March 31, 2008, to unrealized income on derivative financial instruments and income tax expense. This resulted in a reduction to net income of $2.2 million (restated as net income of $20.5 million), a reduction to basic income per share of $0.06 per share (restated as $0.57 income per share) and a reduction to diluted income per share of $0.06 per share (restated as $0.56 income per share). There was no restatement required for the Audited Consolidated Statement of Operations and Comprehensive (Loss) and Deficit for the year ended March 31, 2008 nor for the Audited Consolidated Balance Sheet for the year ended March 31, 2008.

(2)	Non-GAAP Financial measures – see footnote for Consolidated Annual Results

Management’s Discussion and Analysis

A reconciliation of net (loss) income to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended March 31,
(dollars in thousands)	2009	2008
	(Restated)
Net (loss) income	$(142,690)	$20,484
Adjustments:
Interest expense	7,787	6,686
Income taxes	2,354	10,399
Depreciation	9,074	12,550
Amortization of intangible assets	265	305

EBITDA	$(123,210)	$50,424

Adjustments:
Unrealized foreign exchange loss on senior notes	7,035	7,838
Realized and unrealized (gain) loss on derivative financial instruments	(3,910)	(2,615)
Loss (gain) on disposal of plant and equipment	1,547	(990)
Stock-based compensation	448	968
Director deferred stock unit expense	(166)	(190)
Impairment of goodwill	143,447	–

Consolidated EBITDA	$25,191	$55,435

Analysis of Three Month Results

Revenue

For the three months ended March 31, 2009, revenues of $174.7 million were $148.9 million lower than in the same period last year. As we anticipated, continued weakness in commercial construction markets, the temporary slowdown in our overburden removal activities during Canadian Natural’s production start-up period and a sharp decline in Pipeline segment revenues following our completion of the TMX pipeline project contributed to the reduction in revenues. These declines were partially offset by our growing volume of recurring services business.

Gross Profit

Gross profit for the three months ended March 31, 2009 decreased by $30.1 million, primarily as a result of lower revenue. Margins remained solid at 18.6% of revenue compared to 19.3% a year ago, reflecting the benefits of project close out activities, higher-margin site services work and company-wide efforts to improve efficiency and reduce expenses.

A shift to more equipment focused work within Heavy Construction and Mining in the three months ended March 31, 2009 led to a change in the current period’s cost mix between project costs and equipment costs compared to the prior year. The current period addition of new Heavy Construction and Mining equipment secured under operating leases led to a 42.1% or $1.9 million, three month period increase in tire expenses year-over-year (equipment is not delivered with tires). Higher equipment leasing expense as a result of the March 2008 commissioning of a new electric cable shovel for a long-term overburden removal contract along with higher costs related to the year-over-year growth in the size of our leased equipment fleet contributed to the year-over-year differences. We commissioned a second electric cable shovel for this contract in December 2008. Increased Heavy Construction and Mining activity and a reduction in the use of rental equipment resulted in an increase of 1.3% in depreciation as a percent of revenue for the three month period ended March 31, 2009 compared to the previous year. Included in the prior three month period was a $1.8 million charge for accelerated depreciation. The current three month period had no accelerated depreciation recorded.

Operating (loss) income

For the three months ended March 31, 2009 we recorded an operating loss of $129.5 million compared to operating income of $42.6 million or 13.2% of revenue, during the same period last year. The change in operating profit reflects the non-cash impact of a $143.4 million impairment of goodwill, as discussed in the “Analysis of Annual Results” discussion of the Consolidated Annual Results. Excluding this impairment, operating income would have been $13.9 million or 8.0% of revenue for the current year. General and administrative (G&A) expense decreased by $4.0 million, reflecting the benefits of reorganization and cost reduction initiatives implemented in the three months ended March 31, 2009 and process improvements implemented earlier in the year.

Net (loss) income

We recorded a net loss of $142.7 million (basic loss per share of $3.96) for the three months ended March 31, 2009, compared to net income of $20.5 million (basic income per share of $0.57 and diluted income per share of $0.56) during the same period last year. Non-cash items negatively affecting the net loss included the impact of goodwill

Management’s Discussion and Analysis

impairment (no tax effect), the negative impact of a depreciating Canadian dollar on our 8 3/4% senior notes and non-cash losses on embedded derivatives. This was partially mitigated by a gain in the cross currency and interest rate swaps along with a gain in the embedded derivative in a long-term customer contract. Excluding these non-cash items in the current and prior period, net income would have been $2.1 million (basic income per share of $0.06 / diluted income per share of $0.06) down from net income of $23.7 million (basic income per share of $0.66 / diluted income per share of $0.65).

Segment Three Month Results

Heavy Construction and Mining

(dollars in thousands)	Three Months Ended March 31,

	2009		% of Revenue	2008		% of Revenue	2009 vs. 2008
							Change	% Change
Segment revenue	$151,95	2		$195,44	2		$(43,490)	-22.3%
Segment profit	$29,282		19.3%	$36,747		18.8%	$(7,465)	-20.3%

For the three months ended March 31, 2009, the Heavy Construction and Mining segment achieved revenues of $152.0 million, a $43.5 million decrease compared to the same period last year. A temporary shutdown in overburden activity at the Canadian Natural site during their operation start-up contributed to the reduced revenues for the current three month period. Partially offsetting this decline in revenue was increased recurring site services work, including master services work at Albian’s Jackpine mine and Muskeg River mine combined with project closeout activities at Suncor’s Voyageur and Millennium Naphtha Unit (MNU) projects. By comparison, results in the three months ended March 31, 2008 included revenue from the Petro-Canada Fort Hills site and active projects at Suncor’s Voyageur and MNU sites.

Recurring services represented 87.6% of Heavy Construction and Mining’s revenues in the three-month period ended March 31, 2009 compared to 64.5% in the same period last year.

Segment margins, for the three months ended March 31, 2009, were 19.3%, which was a slight increase over the 18.8% achieved during the same period last year. A redeployment of equipment from the overburden project to other sites combined with change orders associated with project close-outs led to the improvement in margins.

Piling

	Three Months Ended March 31,

	2009		% of Revenue	2008		% of Revenue	2009 vs. 2008
(dollars in thousands)							Change	% Change
Segment revenue	$22,36	7		$40,69	9		$(18,332)	-45.0%
Segment profit	$6,331		28.3%	$13,637		33.5%	$(7,306)	-53.6%

The Piling segment achieved revenues of $22.4 million in the three months ended March 31, 2009, a decrease of $18.3 million compared to the same period last year. The change in Piling revenues reflects declining activity levels in the commercial construction market as well as a reduction in high-volume oil sands projects.

For the three months ended March 31, 2009 segment margins decreased to 28.3%, from 33.5% in the same period last year. The negative effect of the declining commercial construction market on margins year-over-year was partially offset by project close-out activities and the processing of change orders during the current period.

Pipeline

	Three Months Ended March 31,

	2009		% of Revenue	2008		% of Revenue	2009 vs. 2008
(dollars in thousands)							Change	% Change
Segment revenue	$38	1		$87,45	9		$(87,078)	-99.6%
Segment profit	$6		1.6%	$11,311		12.9%	$(11,305)	-99.9%

Pipeline revenues for the three months ended March 31, 2009 declined $87.1 million compared to the same period a year ago, reflecting completion of the TMX project in October 2008.

Management’s Discussion and Analysis

Non-Operating Income and Expense

	Three Months Ended March 31,		Year Ended March 31,
(dollars in thousands)	2009	2008	2009	2008	2007
		(Restated)
Interest expense
Interest on 8 3/4% senior notes	$13,186	$5,835	$30,689	$23,338	$27,417
Interest on revolving credit facility and other interest	(667)	399	29	2,063	1,157
Interest on capital lease obligations	347	283	1,234	780	725
Interest on NACG Preferred Corp. Series A preferred shares	–	–	–	–	1,400
Accretion and change in redemption value of mandatorily redeemable preferred shares	–	–	–	–	3,114
Amortization of deferred bond issue costs	231	169	808	838	–
Amortization of deferred financing costs	–	–	–	–	3,436
Interest income	(5,310)	–	(5,310)	–	–

Total Interest expense	$7,787	$6,686	$27,450	$27,019	$37,249

Foreign exchange loss (gain) on senior notes	$7,567	$7,694	$46,666	$(25,442)	$(5,044)
Realized and unrealized (gain) loss on derivative financial instruments	(3,910)	(2,615)	(25,081)	34,075	(196)
Other income	(591)	(67)	(5,955)	(418)	(904)
Income tax expense (recovery)	2,354	10,399	14,723	17,379	(2,593)

Interest expense

Total interest expense of $27.5 million for the year ended March 31, 2009 increased marginally from the same period last year. Lower utilization of the revolving credit facility offset the increase in the interest on capital lease obligations. Total interest expense for the current year is $9.8 million less than the year ended March 31, 2007 primarily due to the retirement of the senior secured 9% notes with proceeds from our Initial Public Offering (IPO) and the exchange of the Series B redeemable preferred shares for common shares as part of the amalgamation that occurred prior to the IPO.

As a result of the counterparty cancellation of our US dollar interest rate swap, we are now exposed to interest rate risk. As described in more detail under “Qualitative and Quantitative Disclosures about Market Risk — Interest rate risk”, our three swap counterparties under the swap exercised this cancellation option effective February 2, 2009. As part of the swap cancellation, we now receive floating quarterly interest payments from our swap counterparties at a rate of 4.2% over three-month LIBOR, which we record as interest income. This partially offsets the impact of increased interest resulting from the cancellation of the US dollar interest rate swap. These floating interest payments occur quarterly every March 1, June 1, September 1 and December 1 until the notes mature on December 1, 2011.

As a result of the US dollar interest rate swap termination, our annual interest expense at current LIBOR rates will increase by a net of US$6.8 million. In addition, we are now exposed to interest rate risk where a 100 basis point increase (decrease) in the three-month LIBOR rate will result in a US$2.0 million decrease (increase) in the net annual interest expense.

Total interest expense of $7.8 million for the three months ended March 31, 2009 increased $1.1 million from the same period in the prior year. Lower utilization of the revolving credit facility offset the small increases in the amortization of bond issue costs and interest on capital lease obligations. As described in more detail under “Qualitative and Quantitative Disclosures about Market Risk — Interest rate risk”, our three swap counterparties under the US dollar interest rate swap exercised their cancellation option effective February 2, 2009. As part of the swap cancellation we now receive floating quarterly interest payments from our swap counterparties at a rate of 4.2% over three-month LIBOR, which we record as interest income partially offsetting the increased interest resulting from the cancellation of the US dollar interest rate swap. These floating interest payments occur quarterly every March 1, June 1, September 1 and December 1 until the notes mature on December 1, 2011.

Foreign exchange loss (gain) on senior notes

The foreign exchange losses and gains recognized in the current and prior-year periods relate primarily to changes in the strength of the Canadian dollar against the US dollar on conversion of the US$200 million 8 3/4% senior notes. A significant decline in the Canadian dollar from 0.9729 CAN/US at March 31, 2008 to 0.7935 CAN/US at March 31, 2009 resulted in a significant unrealized exchange loss. The Canadian dollar strengthened during the years ended March 31, 2008 and March 31, 2007, resulting in an unrealized exchange gain in the prior years. In the three months ended March 31, 2009, a decline in the value of the Canadian dollar, which dropped from 0.8166 CAN/US to 0.7935 CAN/US resulted in an unrealized exchange loss.

Management’s Discussion and Analysis

Realized and unrealized (gain) loss on derivative financial instruments

The realized and unrealized gains and losses on derivative financial instruments reflect changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally have an offsetting effect to changes in the value of our 8 3/4% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US foreign exchange rate. However, the valuations of the derivative financial instruments are also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the 8 3/4% senior notes, which occur in June and December of each year until maturity.

Due to our April 1, 2007 adoption of the CICA standards regarding financial instruments, realized and unrealized gains and losses on derivative financial instruments for the three months and year ended March 31, 2009 and 2008 include changes in the fair value of derivatives embedded in our US dollar denominated 8 3/4% senior notes, in a long-term construction contract and in supplier maintenance agreements. The change in the realized and unrealized gain / loss of the cross-currency and interest swaps resulted in a gain of $39.4 million in the year ended March 31, 2009 compared to a loss of $23.5 million in the year ended March 31, 2008. The new CICA standard did not apply to the year ended March 31, 2007. For the three months ended March 31, 2009, the change in the realized and unrealized gain / loss of the cross-currency and interest rate swaps resulted in a gain of $5.1 million compared to a loss of $2.8 million in the same period of last year. The balance of the realized and unrealized gains and losses on derivative financial instruments resulted from gains and losses on derivatives embedded in our 8 3/4% senior notes, in a long-term construction contract and in supplier maintenance agreements.

With respect to the early redemption provision in the 8 3/4% senior notes, the process to determine the fair value of the implied derivative was to compare the rate on the notes to the best financial alternative. The fair value determined as at April 1, 2007 resulted in a positive adjustment to opening deficit. The change in fair value in future periods is recognized as a charge to earnings. Changes in fair value result from changes in long-term bond interest rates during a period. The valuation process presumes a 100% probability of our implementing the inferred transaction (early redemption of the 8 3/4 % senior notes) and does not permit a reduction in the probability if there are other factors that would impact the decision.

With respect to the long-term construction contract, there is a provision that requires an adjustment to billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues, but does not consider the impact on costs as a result of fluctuations in these measures.

With respect to the supplier maintenance contracts, there are provisions that require a price adjustment to reflect the actual Canadian versus US dollar exchange rate and the United States government published Producers’ Price Index for Mining Machinery and Equipment (US-PPI) changes versus the contract amount. The embedded derivative instrument takes into account the impact of fluctuations in these measures on costs.

The measurement of embedded derivatives, as required by GAAP, causes our reported earnings to fluctuate as Canadian versus US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our revolving credit agreement) or how we evaluate performance.

Other income

For the year ended March 31, 2009, other income includes a swap cancellation premium of $5.3 million. On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap. Effective February 2, 2009, the US dollar interest rate swap was terminated. The counterparties paid a cancellation premium of 2.1875% on the notional amount of US$200.0 million or US$4.4 million (equivalent to CAN$5.3 million). We recognized the premium as other income in the three months ended December 31, 2008.

Income tax expense (recovery)

For the year ended March 31, 2009, we recorded current income tax expense of $5.5 million along with future income tax expense of $9.2 million for a combined income tax expense of $14.7 million. This compares to a combined income tax expense of $17.4 million last year and a $2.6 million income tax recovery for the year ended March 31, 2007.

For the three months ended March 31, 2009, we recorded current income tax expense of $3.7 million and future income tax recovery of $1.4 million for a combined income tax expense of $2.3 million compared to combined income tax expense of $10.4 million (restated) for the same period last year.

For the year and three months ended March 31, 2009, income tax expense as a percentage of income before income taxes differs from the statutory rate of 29.38% primarily due to the impact of the impairment of goodwill (a non-deductible item) of $176.2 million and $143.4 million, respectively, and the impact of changes in enacted tax rates during the period. For the year and the three month period ended March 31, 2008, income tax expense as a percentage of income before income taxes differed from the statutory rate of 31.47% primarily due to the impact of enacted rate changes during the period and the impact of new accounting standards for the recognition and measurement of financial instruments as certain embedded derivatives are considered capital in nature for income tax purposes.

Management’s Discussion and Analysis

Summary of Quarterly Results

	Fiscal 2009				Fiscal 2008 (1)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(dollars in millions, except per share amounts)					(Restated)	(Restated)	(Restated)	(Restated)
Revenue	$174.7	$258.6	$280.3	$259.0	$323.6	$274.9	$223.6	$167.6
Gross profit	32.5	51.0	44.3	47.6	62.6	50.6	35.2	14.9
Operating (loss) income	(129.5)	(2.2)	23.0	26.9	42.6	33.2	17.1	(0.4)
Net (loss) income	(142.7)	(14.7)	(1.2)	19.1	20.5	24.7	3.2	(8.6)
(Loss) income per share – Basic (2)	$(3.96)	$(0.41)	$(0.03)	$0.53	$0.57	$0.69	$0.09	$(0.24)
(Loss) income per share – Diluted (2)	(3.96)	(0.41)	(0.03)	0.52	0.56	0.67	0.09	(0.24)

(1)

Restatements for each three month period of fiscal 2008 are a result of not properly accounting for an embedded derivative with respect to price escalation features in a supplier maintenance contract as at April 1, 2008. The improper embedded derivative accounting was only detected and corrected in the three months and year ended March 31, 2008. The restatements reflect each three-month period’s consolidated operating results as if the embedded derivative was properly accounted for as at April 1, 2008. For further discussion on the restatement of the prior year comparisons see the footnote to the “Consolidated Three Month Results”.

(2)

Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.

A number of factors have the potential to contribute to variations in our quarterly results between periods, including weather, capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity and the strength of the Canadian and world economies. For a more detailed discussion regarding seasonality and its impact on our business, see “Key Trends”.

The timing of large projects can influence quarterly revenues. For example, Pipeline segment revenues were as high as $87.5 million in the fourth quarter of fiscal 2008 and as low as $0.4 million in the fourth quarter of fiscal 2009. The Heavy Construction and Mining segment experienced increased revenues from the second quarter of fiscal 2008 through the first quarter of fiscal 2009 related to the execution of work at the Suncor Millennium Naphtha Unit project under our five-year site services agreement, the construction of an aerodrome for Albian during the third and fourth quarters of fiscal 2008 and increased demand under our master service agreements with Albian and Syncrude. Timing of work under the site services agreements can vary based on our customers’ production and project activities.

In addition to revenue variability, gross margins can be negatively impacted by the timing of maintenance costs. Timing of these costs is dependant on when management can make the equipment available for maintenance without adversely affecting billable equipment hours.

Profitability also varies from period-to-period as a result of claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”. During the first quarter of fiscal 2009, a $5.3 million claim was recognized causing gross margins for the Pipeline segment to increase above what they would otherwise have been. The additional costs relating to the claim were incurred in fiscal 2007 and in the first quarter of fiscal 2008.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity we have experienced improvements in operating income. This reflects the impact of relatively fixed costs, such as general and administrative expenses, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Net income and income per share are also subject to operating leverage as provided by fixed interest expense.

We have experienced earnings variability in all periods due to the recognition of unrealized non-cash gains and losses on derivative financial instruments and foreign exchange primarily driven by changes in the Canadian and US dollar exchange rates. The current period non-cash goodwill impairment charge has added to the earnings variability between periods.

Consolidated Financial Position

	Year ended March 31,
(dollars in thousands)	2009	2008	Change	% Change
Current assets	$256,738	$291,086	$(34,348)	-11.8%
Current liabilities	(135,091)	(183,353)	48,262	-26.3%
Net working capital	121,647	107,733	13,914	12.9%
Plant and equipment	329,705	281,039	48,666	17.3%
Total assets	630,052	793,598	(163,546)	-20.6%

Capital Lease obligations (including current portion)	(17,484)	(14,776)	(2,708)	18.3%
Total long-term financial liabilities (1)	(316,082)	(301,497)	(14,585)	4.8%

(1)

Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligation and both current and non-current future income tax balances.

Management’s Discussion and Analysis

At March 31, 2009, net working capital (current assets less current liabilities) was $121.6 million compared to $107.7 million at March 31, 2008, an increase of $13.9 million.

Current assets decreased during the period as a result of improved billing and collections reducing both trade receivables and holdbacks (reduced by $81.7 million since March 31, 2008) and unbilled revenue (reduced by $15.0 million since March 31, 2008). Offsetting these reductions was a $67.0 million increase in cash and $11.7 million increase in inventory since March 31, 2008. The inventory increase reflects the new Canadian GAAP standard for inventory which now requires that tires be reported as inventory (tires valued at $5.1 million were moved from other assets as at April 1, 2008). Tire requirements for new leased haul trucks (haul trucks do not arrive with tires included) has contributed to the high inventory levels.

Current liabilities decreased by $48.3 million as a result of decreased accounts payable (down by $56.9 million since March 31, 2008) offset by increased accrued liabilities (up by $7.1 million since March 31, 2008). Equipment purchases of $0.6 million, which are scheduled to be paid after the quarter end, are included in accounts payable as of March 31, 2009.

Plant and equipment increased by $48.7 million between March 31, 2009 and March 31, 2008. This reflects the capital investment of $103.0 million (including capital leases) during the current fiscal year, offset by equipment disposals of $17.1 million (net book value) and depreciation.

Total long-term financial liabilities increased by $14.6 million between March 31, 2009 and March 31, 2008 due largely to a $54.7 million increase in the carrying amount of our 8 3/4% senior notes and a $21.5 million increase related to the derivative financial instruments from long-term supplier contracts. This was partially offset by a reduction of $42.1 million related to the cross-currency and interest rate swap agreements and a reduction of $15.1 million in the value of the derivative financial instruments from the long-term revenue construction contract.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from unapproved change orders and claims are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

At March 31, 2009, we had approximately $2.8 million in costs for claims and unsigned change orders from project inception, with no associated increase in contract value or revenue. Due to the timing of receipt of signed change orders, Heavy Construction and Mining had approximately $3.2 million in claims revenue recognized to the extent of costs incurred while the Piling segment had $1.6 million of claims revenue for the same period. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us in respect to these additional costs.

In December 2008, the Pipeline segment successfully settled a claim related to the TMX project completed during fiscal 2009. The claim was settled for $16.2 million which had previously been recognized as revenue in the three months ended September 30, 2008. Additionally, our Heavy Construction and Mining segment had $5.3 million of claims revenue for three months ended December 31, 2008 while our Piling segment had $2.9 million of claims revenue for the same period. Both segments’ claims revenue related to unsigned change orders.

For the three months ended September 30, 2008, our Heavy Construction and Mining segment had $13.1 million of claims revenue while our Piling segment had $0.6 million of claims revenue for the same period. Both segments’ claims revenue related to unsigned change orders.

In June 2008, the Pipeline segment successfully settled a claim related to a project completed in the 2008 fiscal year. The claim was settled for $8.0 million, of which $5.3 million was recognized as revenue in the three months ended June 30, 2008. The balance of $2.7 million was previously recognized as revenue in the three months ended September 30, 2007. Additionally, our Heavy Construction and Mining segment had $7.7 million of claims revenue for the three months ended June 30, 2008. This claims revenue related to unsigned change orders.

Management’s Discussion and Analysis

Of the claims revenue recognized during fiscal 2009, $45.7 million of claims revenue has been collected as of March 31, 2009.

C. KEY TRENDS

Seasonality

A number of factors contribute to variations in our quarterly results, including weather, capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity and the strength of the Western Canadian economy.

In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing. Profitability also varies from period-to-period due to claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin between quarters due to the unmatched recognition of costs in one quarter and revenues in a subsequent quarter. For further explanation see “Claims and Change Orders”.

During the higher activity periods we have experienced improvements in operating income due to operating leverage. General and administrative costs are generally fixed and we see these costs decrease as a percentage of revenue when our project volume increases. Net income and earnings per share are also subject to operating leverage as provided by fixed interest expense. However, we have experienced earnings variability in all periods due to the recognition of realized and unrealized non-cash gains and losses on derivative financial instruments and foreign exchange primarily driven by changes in the Canadian and US dollar exchange rates. The non-cash goodwill impairment charge, recognized in the current period, has added to the earnings variability.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined. For the three months ended March 31, 2009, the total amount of revenue earned under our master services agreements was approximately $86.1 million and for the year ended March 31, 2009 was $371.3 million.

Our estimated backlog by segment and contract type as at March 31, 2009 and 2008 was:

By Segment	March 31,
(dollars in thousands)	2009	2008
Heavy Construction and Mining	$667,674	$896,269
Piling	8,538	20,554
Pipeline	–	65,477

Total	$676,212	$982,300

By Contract Type	March 31,
(dollars in thousands)	2009	2008
Unit-Price	$672,725	$905,196
Lump-Sum	3,487	11,627
Time-and-Material, Cost-Plus	–	65,477

Total	$676,212	$982,300

A contract with a single customer represented approximately $664.1 million of the March 31, 2009 backlog compared to $611.6 million reported as backlog in our Management’s Discussion and Analysis for the three and nine months ended December 31, 2008. The increase in the five-year backlog for this customer relates to the timing of scheduled volumes through the life of the contract.

Management’s Discussion and Analysis

We expect that approximately $115.1 million of total backlog will be performed and realized in the 12 months ending March 31, 2010.*

Major Suppliers

We have long-term relationships with the following equipment suppliers: Finning International Inc. (45 years), Wajax Income Fund (20 years) and Brandt Tractor Ltd. (30 years). Finning is a major Caterpillar heavy equipment dealer for Canada. Wajax is a major Hitachi equipment supplier to us for both mining and construction equipment. We purchase or rent John Deere equipment, including excavators, loaders and small bulldozers, from Brandt Tractor. In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, parts and service labour. We have seen a significant reduction in lead time required for placing heavy equipment orders which allows us to react quickly to increased demand for our services from our customers. We are also actively working with these suppliers to identify cost saving opportunities such as reducing our rental fleet and focusing on parts management.*

Tire supply has been a challenge for our haul truck fleet over the past few years. We prefer to use radial tires from proven manufacturers, but the shortage of supply has forced us to use bias tires and source radial tires from new manufacturers. Bias tires have a shorter usage life and are of a lower quality than radial tires. This affects operations as we are forced to reduce operating speeds and loads to compensate for the quality of the tires. Tire supply has continued to improve over the last few months. The reduction in demand for tires has resulted in a decline in the premium pricing from these non-dealer sources. Given this reduction in price, combined with the improved tire supply, we will reduce our inventory levels over the coming months and eliminate the purchase of any bias tires. This is expected to improve our near-term cash management of purchases while we draw down on our inventory of higher-cost tire inventory.

Contracts

We complete work under the following types of contracts: cost-plus, time-and-materials, unit-price and lump-sum. Each type of contract contains a different level of risk associated with its formation and execution.

The following table demonstrates our revenue by contract type:

Time-and-materials. A time-and-materials contract involves using the components of a cost-plus job to calculate rates for the supply of labour and equipment. In this regard, all components of the rates are fixed and we are compensated for each hour of labour and equipment supplied. The risk associated with this type of contract is the estimation of the rates and incurrence of expenses in excess of a specific component of the agreed-upon rate. Any cost overrun in this type of contract must come out of the fixed margin included in the rates.

Unit-price. A unit-price contract is utilized in the execution of projects with large repetitive quantities of work and is commonly used for site preparation, mining and pipeline work. We are compensated for each unit of work we perform (for example, cubic meters of earth moved, lineal meters of pipe installed or completed piles). Within the unit-price contract, there is an allowance for labour, equipment, materials and subcontractors’ costs. Once these costs are calculated, we add any site and corporate overhead costs along with an allowance for the margin we want to achieve. The risk associated with this type of contract is in the calculation of the unit costs with respect to completing the required work.

Lump-sum. A lump-sum contract is utilized when a detailed scope of work is known for a specific project. Thus, the associated costs can be readily calculated and a firm price provided to the customer for the execution of the work. The risk lies in the fact that there is no escalation of the price if the work takes longer or more resources are required than were estimated in the established price, as the price is fixed regardless of the amount of work required to complete the project.

Cost-plus. A cost-plus contract is a contract in which all the work is completed based on actual costs incurred to complete the work. These costs include all labour, equipment, materials and any subcontractors’ costs. In addition to

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

these direct costs, all site and corporate overhead costs are charged to the job. An agreed-upon fee that represents a profit in the form of a fixed percentage is then applied to all costs charged to the project. This type of contract is utilized where the project involves a large amount of risk or the scope of the project cannot be readily determined.

In addition to the types of contracts listed above, we also use Master Services Agreements for work in the oil sands to support the operations of our customers. The master service agreement specifies the rates that will be charged for the supply of labour and equipment, but does not specify scope or schedule of work. This revenue is primarily generated under time-and-materials contracts and is generally funded from our customers’ operating or maintenance capital budgets.

We also do a substantial amount of work as a subcontractor to other general contractors. Subcontracts vary in type and in conditions, with respect to the pricing and terms, and are governed by one specific prime contract that governs a large project generally. In such cases, the contract with the subcontractors contains more specific provisions regarding a specified aspect of a project than the provisions provided in the prime contract.

Competition

Our industry is highly competitive in each of our markets and competition increased during the year ended March 31, 2009 as a result of weaker economic conditions. Historically, the majority of our new business was awarded to us based on past client relationships without a formal bidding process. However, to generate new business with new customers, we have had to participate in formal bidding processes. As new major projects arise, we expect to have to participate in bidding processes on a meaningful portion of the work available to us on these projects. Factors that impact competition include price, safety, reliability, scale of operations, equipment and labour availability and quality of service. Most of our clients and potential clients in the oil sands area operate their own heavy mining equipment fleet. However, these operators have historically outsourced a significant portion of their mining and site preparation operations and other construction services.*

Our principal competitors in the Heavy Construction and Mining segment include Klemke Mining Corporation, Cow Harbour Construction Ltd., Cross Construction Ltd., Ledcor Construction Limited, Peter Kiewit and Sons Co., Tercon Contractors Ltd., Sureway Construction Ltd. and Thompson Bros. (Construction) Ltd. In underground utilities installation (a part of our Heavy Construction and Mining segment), Voice Construction Ltd., Ledcor Construction Limited and I.G.L. Industrial Services are our major competitors. The main competition to our deep foundation piling operations comes from Agra Foundations Limited, Double Star Co. and Ruskin Construction Ltd. The primary competitors in the pipeline installation business include Ledcor Construction Limited, Washcuk Pipe Line Construction Ltd. and Willbros.

In the public sector, we compete against national firms and there is usually more than one competitor in each local market. Most of our public sector customers are local governments that are focused on serving only their local regions. Competition in the public sector continues to increase and we typically choose to compete on projects only where we can utilize our equipment and operating strengths to secure profitable business.

D. OUTLOOK

With investment in new oil sands development constrained by macro-economic conditions and some near-term variability anticipated in our recurring services revenue, our expectations for the first half of fiscal 2010 remain cautious. Overall, however, we are beginning to see positive developments, that improve our longer-term outlook.*

In the area of oil sands project development, we believe that reductions in project costs and a gradual strengthening of oil prices are creating a more attractive environment for investment. Imperial Oil Ltd.’s approval of the Kearl project is an example of this. In addition, the announced merger between Suncor and Petro-Canada is expected to have a positive impact on oil sands investment by creating a single entity with the resources to support large capital projects.*

On the recurring services front, we expect to see growth resuming in the second half of fiscal 2010 as a result of increased volumes under service agreements and a gradual ramp up of service on our overburden removal contract with Canadian Natural. We began to mobilize equipment back to the Horizon project on April 1, 2009 and volumes should gradually return to normal levels over the next six months. As discussed in “Current Canadian Oil Sands Business Conditions” of the Operations Overview section of this Management’s Discussion and Analysis, demand for recurring services is largely unaffected by changes in oil prices as operational oil sands mines must operate at full capacity in order to defray the high fixed cost and maintain low unit costs. Furthermore, demand for recurring services typically grows as new mines come on-line and maturing mines expand their geographic footprint.*

Our near-term outlook for the industrial construction market has improved marginally with several relatively small contract wins, including our Heavy Construction and Mining segment’s first entry into the Saskatchewan industrial construction market.

Our Piling division has recently opened an office in Toronto, Ontario and is actively bidding piling work in this market, which is expected to benefit from $32.5 billion in announced federal and provincial government spending over the next two years.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

While these are positive developments, commercial and industrial construction activity in Canada remains well below fiscal 2007 and 2008 levels. In addition, with the TMX project completed, pipeline revenues are expected to be significantly below fiscal 2008 and 2009 levels. We continue to review new pipeline opportunities to replace this revenue but we do not expect to be involved in a major pipeline project in the near term.*

As we work through the current market conditions, we intend to continue to leverage our strong market position, high-quality equipment fleet and experienced management team to secure profitable business. We will also continue to focus on strengthening our balance sheet through careful management of capital spending, working capital management and tight cost control.*

E. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permitting and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

We believe we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. These laws and regulations are administered by federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment and other governmental agencies. The requirements of these laws and regulations are becoming increasingly complex and stringent and meeting these requirements can be expensive.

The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred with such claims. For example, some laws can impose strict, joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants which obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to, harmful substances.

Our construction contracts require us to comply with all environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.

Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2007, 2008 and 2009 were not material. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.*

Employees and Labour Relations

As of March 31, 2009, we had over 295 salaried employees and over 1,300 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 2,100 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 1,000 employees are members of various unions and work under collective bargaining agreements. The majority of our work is

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on October 31, 2009. A small portion of our employees work under a collective bargaining agreement with the Alberta Road Builders and Heavy Construction Association and the International Union of Operating Engineers Local 955, the primary term of which expired February 28, 2009. These negotiations are ongoing as of the date of writing and we expect that a deal will be reached later in the year without issue. In June 2008, we signed an agreement with the International Union of Operating Engineers Local 955 covering the small group of employees working in our Acheson shop, which will expire June 30, 2011. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. We believe that our relationships with all our employees, both union and non-union, are satisfactory. We have not experienced a strike or lockout.*

F. RESOURCES AND SYSTEMS

Outstanding Share Data

We are authorized to issue an unlimited number of common voting shares and an unlimited number of common non-voting shares. As at June 9, 2009, there were 36,038,476 common voting shares outstanding (36,038,476 as at March 31, 2009). In comparison, 35,929,476 common voting shares were outstanding as at March 31, 2008. We had no non-voting common shares outstanding on any of the foregoing dates.

Liquidity

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

We require between $30 million and $40 million annually for sustaining capital expenditures and our total capital requirements typically range from $125 million to $200 million depending on our growth capital requirements. Given the current slow down in capital projects and our previous investment in equipment, we expect to see this capital requirement decline to approximately $75 million. We typically finance approximately 30% to 50% of our total capital requirements through our operating lease facilities, 5% to 10% through our capital lease facilities and the remainder out of cash flow from operations. We believe our operating and capital lease facilities and cash flow from operations will be sufficient to meet these requirements. Our equipment is currently split among owned (41%), leased (42%) and rented equipment (17%). This equipment mix is a change from the mix reported in previous periods as a result of the closeout of projects that operated with significant amounts of rental equipment. This mix allows us to respond to variations in construction activity and still maintain positive cash flow from operations. Approximately 43% of our leased fleet is specific to one long-term overburden removal project. We are currently evaluating our capital needs given the rapid decline in capital projects by our major customers. We have already cancelled orders for equipment due for delivery towards the end of calendar 2009. We are monitoring equipment lead times and working closely with suppliers to ensure that we limit our capital spending going forward.*

As at December 31, 2008, we received lease financing for the second cable shovel that was commissioned for the long-term overburden removal project. We continue to receive interest from finance companies to support our current lease requirements and we have availability under one of our supplier’s leasing program to meet our current equipment needs from this supplier. We are currently negotiating with these finance companies to secure financing for our other equipment needs over the next two quarters.

Our long-term debt includes US$200 million of 8 3/4% senior notes due in December 2011. Prior to February 2, 2009, the foreign currency risk relating to both the principal and interest portions of these 8 3/4% senior notes was managed with a cross-currency swap and interest rate swaps, which went into effect concurrent with the issuance of the notes on November 26, 2003. The swap agreements were an economic hedge but had not been designated as hedges for accounting purposes. Interest totaling C$13.0 million on the 8 3/4% senior notes and the swap is payable semi-annually in June and December of each year until the notes mature on December 1, 2011. The US$200 million principal amount was fixed at C$1.315=US$1.000, resulting in a principal repayment of $263 million due on December 1, 2011. There are no principal repayments required on the 8 3/4% senior notes until maturity.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated. As of February 2, 2009, our interest expense increased by US$6.8 million per annum (based on current LIBOR rates) for the remaining life of the 8 3/4% senior notes. A more detailed discussion of this cancellation can be found below in the “Foreign currency risk” and “Interest rate risk” sections of Quantitative and Qualitative Disclosures about Market Risk.

One of our major contracts allows the customer to require that we provide up to $50 million in letters of credit. As at March 31, 2009, we had $20.8 million in letters of credit outstanding in connection with this contract. Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our $125 million revolving credit facility. As at March 31, 2009, we had approximately $104.2 million of available borrowings under our revolving credit facility after taking into account $20.8 million of outstanding and undrawn letters of credit to support performance guarantees associated with customer contracts.

As at March 31, 2009 we had $16.0 million in trade receivables that were more than 30 days past due compared to $13.2 million as at March 31, 2008. We have currently provided for $2.6 million ($0.7 million at March 31, 2008) through our allowance for doubtful accounts. We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high rise developments.

Working capital fluctuations effect on cash

The seasonality of our work may result in a slow down in cash collections between December and early February, which may result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a holdback. We are only entitled to collect payment on holdbacks once substantial completion of the contract is performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). As at March 31, 2009, holdbacks totaled $9.4 million, down from $35.0 million as at March 31, 2008. Holdbacks represent 12.0% of our total accounts receivable as at March 31, 2009 (21.0% as at March 31, 2008). This decrease is attributable to the reduction of revenue for the three months ended March 31, 2009 and December 31, 2008 compared to the same periods in the prior year along with the collection of holdbacks outstanding as at March 31, 2008, including the DeBeers holdback for $11.0 million. As at March 31, 2009, we carried $2.0 million in holdbacks for three large customers.

Cash Requirements

As at March 31, 2009, our cash balance of $98.9 million was $67.0 million higher than our cash balance at March 31, 2008, as a result of the timing of capital expenditures and the timing of processing change orders and payment certificates. We anticipate that we will continue to generate a net cash surplus through June 30, 2009 from cash generated from operations. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our revolving credit facility described immediately below.*

Revolving credit facility

We entered into an amended and restated credit agreement on June 7, 2007 with a syndicate of lenders that provides us with a $125.0 million revolving credit facility. Our revolving credit facility provides for an original principal amount of up to $125.0 million under which revolving loans may be made and under which letters of credit may be issued. The facility will mature on June 7, 2010, subject to possible extension. We are currently finalizing our negotiations with a banking syndicate to extend the term of our credit facility by one year. We expect to have this agreement in place by the middle of June 2009. The credit facility is secured by a first priority lien on substantially all of our and our subsidiaries’ existing and after-acquired property (tangible and intangible) including, without limitation, accounts receivable, inventory, equipment, intellectual property and other personal property and real property, whether owned or leased, and a pledge of the shares of our subsidiaries, subject to various exceptions.*

The facility bears interest on each prime loan at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined within the revolving credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in arrears and computed on the basis of a 365-day or 366-day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360-day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin.

Our revolving credit facility contains covenants that restrict our activities including, but not limited to: incurring additional debt that doesn’t qualify as “Permitted Debt”; transferring or selling assets other than “Permitted Dispositions”; and

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

making investments, including acquisitions. Permitted Debt includes, but is not limited to, debt in respect to capital leases aggregating not in excess of $30.0 million as well as an additional $25.0 million in permitted debt that may also be in the form of capital leases. Permitted Dispositions include the sale or disposition of assets in the ordinary course of business and in accordance with sound industry practice but are limited such that the disposition does not result in a material adverse affect on our business.

Under the revolving credit facility, Consolidated Capital Expenditures (as defined within the revolving credit agreement) during any applicable period cannot exceed 120% of the amount in the capital expenditure plan. In addition, we are required to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA (as defined within the revolving credit agreement), as well as a minimum current ratio.

Consolidated EBITDA, as defined within the revolving credit agreement, is the sum, without duplication, of (1) consolidated net income, (2) consolidated interest expense, (3) provision for taxes based on income, (4) total depreciation expense, (5) total amortization expense, (6) costs and expenses incurred by us in entering into the credit facility, (7) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issue of new equity and (8) other non-cash items (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditure in any future period) but only, in the case of clauses (2)-(8), to the extent deducted in the calculation of consolidated net income, less other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), all of the foregoing as determined on a consolidated basis for us in conformity with Canadian GAAP.

Interest coverage is determined based on a ratio of Consolidated EBITDA to consolidated cash interest expense and the senior leverage is determined as a ratio of senior debt to Consolidated EBITDA. Measured as of the last day of each fiscal quarter on a trailing four-quarter basis, Consolidated EBITDA shall not be less than 2.5 times consolidated cash interest expense (2.35 times at June 30, 2007). Also, measured as of the last day of each fiscal quarter on a trailing four-quarter basis, senior leverage shall not exceed 2.0 times Consolidated EBITDA. We believe Consolidated EBITDA is an important measure of our performance and liquidity.

The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities’ proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions.

Debt Ratings

Our debt ratings were last assessed in December 2007 by Standard & Poor’s and Moody’s. Standard & Poor’s upgraded our debt rating from the previous rating of “B”. Moody’s maintained the rating of our debt.

Our corporate credit ratings from these two agencies are as follows:

Standard & Poor’s	B+ (stable outlook)
Moody’s	B2 (stable outlook)

Our 8¾% senior notes are rated as follows:

Standard & Poor’s	B+ (recovery rating of “4”)
Moody’s	B3 (loss given default rating of “5”)

In December 2008, Standard & Poor’s affirmed our B+ rating.

A credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions. Nor is it a comment regarding an issue’s market price or suitability for a particular investor.

A definition of the categories of each rating has been obtained from the respective rating organization’s website as outlined below:

        Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions

Management’s Discussion and Analysis

will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the senior notes indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change.

        Moody’s

Obligations rated B are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Loss Given Default (LGD) assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV - contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed, and Moody’s written research will describe any differences and provide the rationale for these differences. A RUR (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, NOO (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

Cash Flow and Capital Resources

	Three Months Ended March 31,		Year Ended March 31,
(dollars in thousands)	2009	2008	2009	2008	2007

Cash provided by operating activities	$70,291	$36,080	$157,785	$97,497	$1,225
Cash (used in) investing activities	(11,276)	(2,746)	(85,315)	(48,632)	(100,050)
Cash (used in) provided by financing activities	(1,436)	(21,809)	(5,453)	(23,992)	63,011

Net increase (decrease) in cash and cash equivalents	$57,579	$11,525	$67,017	$24,873	$(35,814)

Operating activities

Cash provided by operating activities for the year ended March 31, 2009 was an inflow of $157.8 million compared to a cash inflow of $97.5 million for the year ended March 31, 2008 and a cash inflow of $1.2 million for the year ended March 31, 2007. For the three months ended March 31, 2009, cash provided by operating activities was an inflow of $70.3 million compared to an inflow of $36.1 million during the same period last year. Cash provided by operating activities for the year ended March 31, 2009 benefited from improved collections as we worked with our customers to process change orders and progress payment certificates. We continue to work with our customers to address delays so that we can stay current with change orders and progress payment certificates.

Investing activities

Sustaining capital expenditures are those that are required to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement. Growth capital expenditures relate to equipment additions required to perform larger or a greater number of projects.

Management’s Discussion and Analysis

Capital leases, while not considered capital expenditures are restricted under the terms of our revolving credit agreement in the same manner as capital expenditures. Operating leases also are not considered capital expenditures but they are not restricted under the terms of our revolving credit agreement. A summary of equipment additions by nature and by period is shown on the table below:

	Three Months Ended March 31,				Year Ended March 31,
(all dollars in thousands)	2009	% of Total	2008	% of Total	2009	% of Total	2008	% of Total	2007	% of Total
Capital Expenditures
Sustaining	2,919	32%	1,517	24%	20,067	21%	21,260	37%	7,779	7%
Growth	6,325	68%	4,696	76%	74,072	79%	36,519	63%	102,240	93%

Total	$9,244	100%	$6,213	100%	$94,139	100%	$57,779	100%	$110,019	100%
Capital Leases
Sustaining	–	0%	1,088	25%	3,056	34%	7,727	88%	4,544	98%
Growth	(4,244)	100%	3,188	75%	5,807	66%	1,102	12%	109	2%

Total	$(4,244)	100%	$4,276	100%	$8,863	100%	$8,829	100%	$4,653	100%

Operating Leases	$42,204		$44,137		$127,410		$88,733		$47,647

For the year ended March 31, 2009, the reduction in sustaining capital expenditures compared to the prior year is reflective of an increase in funding for equipment requirements through operating leases during the earlier three month periods of the current fiscal year. The increase in growth capital additions for the current year was to meet the scheduled equipment requirements of the Canadian Natural overburden project.

Current year proceeds from asset disposals of $11.2 million ($6.9 million for the year ended March 31, 2008) and net outflow from non-cash working capital of $0.6 million (outflow of $2.8 million in the year ended March 31, 2008) lessened the effect of capital purchases. Net investment activities were an outflow of $85.3 million for the year ended March 31, 2009, compared with an outflow of $48.6 million a year ago and $100.1 million for the year ended March 31, 2007.

During the three months ended March 31, 2009, capital lease additions was reduced by $4.7 million due to the renegotiation of a capital lease to an operating lease. The tightening capital market has also had a negative effect on the cost to finance equipment additions through operating leases for the current period.

Financing activities

Financing activities for the year ended March 31, 2009 resulted in a cash outflow of $5.5 million due to a repayment of capital lease obligations partially offset by share issuances related to the exercise of stock options. Cash outflow for the year ended March 31, 2008 of $24.0 million was a result of a $20.5 million repayment to the revolving credit facility, cash settlement of stock options, repayment of capital lease obligations and financing costs partially offset by the issuance of common shares. Cash inflow for the year ended March 31, 2007 was a result of the IPO which generated an inflow of $171.1 million from the issuance of common shares offset by outflows for the $74.7 million repayment of the 9% senior secured notes, $28.0 million repurchase of preferred shares (NAEPI Series A and NACG Preferred Corp Series A) and $18.5 million for share issue costs. Other cash inflows were from a $20.5 million drawdown on the revolving credit facility, which was offset by the repayment of capital lease obligations and financing costs.

Financing activities in the three months ended March 31, 2009 resulted in a cash outflow of $1.4 million due to repayments under capital leases.

Capital Commitments

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of March 31, 2009.

	Payments due by fiscal year
(dollars in thousands)	Total	2010	2011	2012	2013	2014 and after

Senior notes (1)	$263,000	$ –	$ –	$263,000	$ –	$ –
Capital leases (including interest)	19,478	6,395	5,455	4,844	2,598	186
Operating leases	161,621	51,306	41,998	32,892	19,676	15,749
Supplier contracts	31,300	5,979	8,178	9,796	7,347	–

Total contractual obligations	$475,399	$63,680	$55,631	$310,532	$29,621	$15,935

(1)

We have entered into cross-currency and interest rate swaps, which represent an economic hedge of the 8 3/4% senior notes (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk regarding the cancellation of the US dollar interest rate swap effective February 2, 2009). At maturity,

Management’s Discussion and Analysis

we will be required to pay $263.0 million in order to retire these senior notes and the swaps. This amount reflects the fixed exchange rate of C$1.315=US$1.00 established as of November 26, 2003, the inception date of the swap contracts. At March 31, 2009, the carrying value of the derivative financial instruments was $39.5 million, inclusive of the interest components.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements in place at this time.

Internal Systems and Processes

Overview of information systems

We currently use JDE (Enterprise One) as our Enterprise Resource Planning (ERP) tool and deploy the financial system, payroll, procurement, job-costing and equipment maintenance modules from this tool. We supplement this functionality with either third-party software (for our estimating system) or in-house developed tools (for project management).

The proper identification of costs is a critical part of our ability to recognize revenues and provide accurate management information for decision-making. We continue to focus resources to address this in our ERP system through the automation of transactional activities. We continue to work on improving the process for tracking and reporting equipment and maintenance costs. We have seen some improvements in the identification and tracking of our procurement costs.

During the year ended March 31, 2009, we completed a user-needs analysis and compared this to the functionality of our ERP system. As part of this analysis, we determined if we could implement additional modules in JDE or whether we needed to commence a review of industry-specific software to supplement our existing ERP functionality. We have started plans for the implementation of specific JDE modules based on the analysis.

Also during the year ended March 31, 2009, we realized the benefits from new staff hires in the corporate finance group. Additional procedures were developed and implemented during the year to address the material weaknesses in complex and non-routine transactions and period end controls identified in the year ended March 31, 2008.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of March 31, 2009, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting discussed below the disclosure controls and procedures were not effective as of March 31, 2009.

Management’s Report on Internal Controls over Financial Reporting (ICFR)

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with Canadian GAAP and reconciled to US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies to provide reasonable, but not absolute, assurance regarding the reliability of our financial reporting. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2009, we assessed the effectiveness of the Company’s ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process we identified a material weakness in internal controls over financial reporting as described below and, as a result, we concluded that the Company’s ICFR is ineffective as of March 31, 2009.

We did not maintain effective processes and controls specific to revenue recognition. We did not effectively develop, communicate and implement an appropriate revenue recognition policy, a formal process to track claims and unapproved change orders and sufficient monitoring controls over the completeness and accuracy of forecasts, including

Management’s Discussion and Analysis

the consideration of project changes subsequent to the end of each reporting period. The accounts that could be affected by these deficiencies are revenue, project costs, unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts. This material weakness in ICFR, which is pervasive in nature, resulted in material errors in the financial statements that were corrected prior to release of the financial statements. Further, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Notwithstanding the above mentioned weakness, we have concluded that the Consolidated Financial Statements included in this report fairly present the Company’s consolidated financial position and consolidated results of operations as of and for the fiscal year ending March 31, 2009.

KPMG LLP, the registered public accounting firm that audited the financial statements included in the annual report containing this disclosure has issued an attestation report on the registrant’s internal control over financial reporting.

Remediation plans

In response to the material weakness identified above, during the three months ended and subsequent to March 31, 2009, we formalized our revenue recognition policy to assist in the understanding and consistent application of GAAP, initiated the development of a procedural manual to assist with applying the revenue recognition policy, designed new process-level controls and conducted staff training. We will evaluate the effectiveness of these controls during the next fiscal year to determine if they adequately address our ability to recognize revenue in accordance with GAAP.

Changes to Internal Control over Financial Reporting

As of March 31, 2008, we identified the following additional material weaknesses in our ICFR. These weaknesses were remediated in the year ended March 31, 2009 as follows:

•

Complex and non-routine transactions and period end controls: There was a lack of sufficient accounting and finance personnel with an appropriate level of technical accounting knowledge and training commensurate with the complexity of our financial accounting and reporting requirements. Complex and non routine financial reporting matters identified, in the year ended March 31, 2008, included the identification of embedded derivatives and preparation of our US GAAP reconciliation note. Additionally we did not adequately perform controls related to the review and approval of account analysis, verification of inputs and reconciliations. We rectified the complex and non-routine transactions and period end control weaknesses in fiscal 2009 by reorganizing the corporate accounting group and recruiting new staff with the appropriate experience and technical skills to prevent a reoccurrence of these issues.

•

Accounts payable and procurement: We did not have an effectively implemented procurement process to track purchase commitments, reconcile vendor accounts and accurately accrue costs not invoiced by vendors at each reporting date. To rectify the accounts payable and procurement weakness we implemented additional monitoring and detective controls to address these deficiencies, including reconciliation of supplier accounts and review of payments made to suppliers and supplier invoices received subsequent to March 31, 2009.

There were no other changes to our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Significant Accounting Policies

Critical Accounting Estimates

Certain accounting policies require management to make significant estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates and any differences may be material to our financial statements.

Revenue recognition

Our contracts with customers fall under the following contract types: cost-plus, time-and-materials, unit-price and lump-sum. While contracts are generally less than one year in duration, we do have several long-term contracts. The mix of contract types varies year-by-year. For the three months ended March 31, 2009, our revenue mix was made up of 60.6% time-and-materials contracts, 31.7% unit-price contracts, 7.5% lump-sum contracts and 0.2% cost-plus contracts.

Profit for each type of contract is included in revenue when its realization is reasonably assured. Estimated contract losses are recognized in full when determined. Claims and unapproved change orders are included in total estimated contract revenue only to the extent that contract costs related to the claim or unapproved change order have been incurred, when it is probable that the claim or unapproved change order will result in a bona fide addition to contract value and the amount of revenue can be reliably estimated.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each unit-price and lump-sum project. Our cost estimates use a detailed “bottom-up” approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are updated monthly. We have implemented monitoring and review controls to assist with the determination of our cost estimates. These controls require a significant review of our payable activities after the month-end to ensure that we have identified project costs in the correct period. Given the time delay in identifying costs, we may misstate revenues.

Management’s Discussion and Analysis

However, we believe our experience allows us to produce materially reliable estimates. Our projects can be highly complex and in almost every case, the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of the related bid. Because we have many projects of varying levels of complexity and size in process at any given time, these changes in estimates can offset each other without materially impacting our profitability. However, sizable changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability. Factors that can contribute to changes in estimates of contract cost and profitability include, without limitation:*

•	changes in site conditions that differ from those assumed in the original bid, to the extent that contract remedies are unavailable;

•	changes in identification and evaluation of scope modifications during the execution of the project;

•	changes in the availability and cost of skilled workers in the geographic location of the project;

•	changes in the availability and proximity of materials;

•	changes in unfavorable weather conditions hindering productivity;

•	changes in equipment productivity and timing differences resulting from project construction not starting on time; and

•	changes in general coordination of work inherent in all large projects we undertake.

The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in gross profit between periods and these fluctuations may be significant. These changes in cost estimates and revenue recognition impact all three business segments.

Once contract performance is underway, we will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between a customer and us, we then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Unapproved change orders and claims are included in total estimated contract revenue when it is probable that the unapproved change order or claim will result in a bona fide addition to contract value and can be reliably estimated and only to the extent that contract costs related to the claim have been incurred. Those two conditions are satisfied when (1) the contract or other evidence provides a legal basis for the claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim, (2) additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in our performance, (3) costs associated with the unapproved change order or claim are identifiable and reasonable in view of the work performed and (4) evidence supporting the unapproved change order or claim is objective and verifiable. No profit is recognized on unapproved change orders or claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or unapproved change order or claim resolution occurs, which can be in subsequent periods. Historical unapproved change order or claim recoveries should not be considered indicative of future unapproved change order or claim recoveries.

Plant and equipment

The most significant estimates in accounting for plant and equipment are the expected useful life of the asset and the expected residual value. Most of our property, plant and equipment have long lives that can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operating hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined monthly based on daily actual operating hours. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the equipment from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of plant and equipment, which could result in a higher depreciation expense in future periods or we may record an impairment charge to write down the value of plant and equipment.

Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063 “Impairment of Long-Lived Assets” and CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”. These standards require the recognition of an impairment loss for a long-lived asset when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The valuation of long-lived assets requires

Management’s Discussion and Analysis

us to exercise judgment in the determination of an asset group and in making assumptions about future results, including revenue and cash flow projections for an asset group.

Allowance for doubtful accounts receivable

We regularly review our accounts receivable balances for each of our customers and we write down these balances to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when our customer has indicated an inability to pay, we were unable to communicate with our customer over an extended period of time and we have considered other methods to obtain payment without success. We determine estimates of the allowance for doubtful accounts on a customer-by-customer evaluation of collectability at each reporting date, taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

Goodwill impairment

Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. We previously tested goodwill annually on December 31. Starting in fiscal year 2008 we completed the annual goodwill impairment testing on October 1. This change in timing was made to reduce conflict between the impairment testing and our financial reporting close process for the fiscal period ending December 31 of each calendar year. It is our intention to continue to complete subsequent goodwill impairment testing on October 1 going forward or whenever events or changes in circumstances indicate that impairment may exist. This change in accounting policy was applied on a retrospective basis and had no impact on the consolidated financial statements. We completed our most recent annual goodwill impairment testing on October 1, 2008. On December 31, 2008, we performed an interim goodwill impairment test due to recent economic events which adversely affected the value of our Pipeline reporting unit. We concluded that neither the fair value of our Heavy Construction and Mining reporting unit nor our Piling reporting unit had fallen below their carrying values as a result of the interim testing. During the three months ended March 31, 2009, we observed a further deterioration in industry conditions. As a result we concluded that events had occurred and circumstances had changed that required us to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling reporting units as at March 31, 2009. This impairment test showed that the fair values of both the Heavy Construction and Mining and the Piling reporting units had fallen below their carrying values. For a more detailed discussion on our goodwill impairment testing as at October 1, 2008, as at December 31, 2008 and as at March 31, 2008, see “Impairment of Goodwill” in the Analysis of Annual Results discussion above.

Financial instruments

In determining the fair value of financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

Related Parties

We may receive consulting and advisory services provided by the principals or employees of companies owned or operated by certain of our directors (the Sponsors) with respect to the organization of our employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advice and consulting, we provide the Sponsors with reports, financial data and other information. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition, this permits them to visit and inspect any of our properties and facilities. These services are provided in the normal course of operations and are measured at the value of consideration established and agreed to by the related parties.

Canadian Recently Adopted Accounting Policies (Canadian GAAP)

Financial Instruments – Disclosure and Presentation

Effective April 1, 2008, we prospectively adopted the CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which replaces disclosure guidance in CICA Handbook Section 3861 and provides expanded disclosure requirements that enable users to evaluate the significance of financial instruments on our financial position and our performance and the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date, and how we manage those risks. This standard harmonizes disclosures with International Financial Reporting Standards. We have provided the required disclosures in note 22 to our consolidated financial statements for the year ended March 31, 2009.

*	This paragraph contains forward looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion on the risks and uncertainties related to such information.

Management’s Discussion and Analysis

Effective April 1, 2008, we adopted CICA Handbook Section 3863, “Financial Instruments – Presentation”, which carries forward presentation guidance in CICA Handbook Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this standard did not have a material impact on the presentation of financial instruments in our consolidated financial statements.

Capital Disclosures

Effective April 1, 2008, we prospectively adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables users to evaluate our objectives, policies and process for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. We have provided the required disclosures in note 23 to our consolidated financial statements for the year ended March 31, 2009.

Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories” without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. To adopt this new standard, we reversed a tire impairment of $1.4 million that was previously recorded at March 31, 2008 in other assets with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million. We then reclassified $5.1 million of tires and spare component parts from ‘Other assets’ to ‘Inventory’. As at March 31, 2009, inventory is comprised of spare tires of $10.5 million and job materials of $1.3 million. We carry inventory at the lower of weighted average cost and net realizable value. The carrying amount of inventory pledged as security for borrowings under the revolving credit facility is approximately $11.8 million as at March 31, 2009. The adoption of this standard did not have a material impact on net (loss) income for the year ended March 31, 2009.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This EIC requires us to take into account our own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract in the three months ended March 31, 2009, did not have a material impact on our consolidated financial statements.

Canadian Recent Accounting Pronouncements Not Yet Adopted (Canadian GAAP)

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, Intangible Assets. This new standard is effective for our interim and annual consolidated financial statements commencing April 1, 2009. We are currently evaluating the impact of this standard.

Business combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interest should be measured at fair value at the date of acquisition. This standard is equivalent to International Financial Reporting Standards on business combinations. This standard is to be applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

Consolidated financial statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces CICA 1600 – Consolidated Financial Statements. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. This standard is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

Management’s Discussion and Analysis

Non-controlling interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests”, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to International Financial Reporting Standards on consolidated and separate financial statements. This standard is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of this standard.

United States Recently Adopted Accounting Pronouncements (US GAAP)

As a Canadian public company which is also a Securities and Exchange Commission (“SEC”) registrant we are required by the SEC to provide a reconciliation of the differences between our audited annual consolidated financial statements presented in accordance with Canadian GAAP and our audited consolidated financial statements if they were presented in accordance with US GAAP. As such, we are required to monitor US GAAP pronouncements and assess how they differ from Canadian GAAP.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. FIN 48 was effective for our fiscal year ended March 31, 2008. The adoption of this standard did not have a material impact on our financial statements and disclosures required under the standard are provided in note 19 to our consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. This FASB Staff Position is effective upon the initial adoption of FIN 48. The adoption of this standard did not have a material impact on our consolidated financial statements.

Effective April 1, 2008, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the company. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level II inputs are significant observable inputs other than quoted prices included in level I, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•	Level III inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

We have segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FASB Staff Position (“FSP”) No. 157-2 delayed the effective date of the provisions of SFAS 157 for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis until April 1, 2009. Financial assets and liabilities measured at fair value as at March 31, 2009 in the financial statements on a recurring basis are summarized below:

Description	Carrying value	Level I	Level II	Level III
Cross currency and interest rate swaps for US dollar 8 3/4% senior notes	$39,547	$ –	$39,547	$ –
Embedded price escalation features in a long term revenue construction contract	(324)	–	(324)	–
Embedded price escalation features in long term supplier contract	22,778	–	22,778	–
Embedded prepayment and early redemption options on senior notes	3,716	–	3,716	–

	$65,717	$ –	$65,717	$ –

Management’s Discussion and Analysis

We have determined that the fair value of our US dollar 8 3/4% senior notes are considered a Level I measurement as these notes are traded in an active market.

Since we primarily use observable inputs in our valuation of our derivative financial instruments, they are valued using Level II inputs. The fair values of our cross-currency and interest rate swap agreements and our embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. We consider our own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect our best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material. We used the following inputs to estimate the fair value of each class of Level II financial instruments:

•

The fair values of our cross-currency and interest rate swap agreements are based on appropriate price modeling commonly used by market participants to estimate fair value. The fair values of our interest rate swap agreements are estimated using discounted cash flow analysis with inputs of observable market data including future interest rates, implied volatilities and the credit risk of the counterparties or ourselves, as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes. The fair values of cross-currency swaps are estimated using discounted cash flow analysis with inputs of observable market data including foreign currency exchange rates, implied volatilities, interest rates and our credit risk or that of our counterparties, as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes;

•

The fair value of our optional redemption rights included in the senior notes have been estimated using discounted cash flow analysis with input of observable market data including foreign currency exchange rates, implied volatilities and interest rates; and

•

The fair value of price escalation features in revenue and maintenance service contracts containing embedded derivatives have been estimated using generally accepted valuation models based on discounted cash flows with inputs of observable market data, including foreign currency exchange rates and discount factors.

Currently, we have not measured the fair value of any financial instruments using Level III (significant unobservable) inputs.

In early October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which amended SFAS No. 157 to illustrate key considerations in determining the fair value of a financial asset in an inactive market. This FSP was effective for periods beginning with the quarter ended September 30, 2008. The adoption of this standard did not have a material impact on our consolidated financial statements.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) was issued in February 2007. The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, specifically April 1, 2008 for us. The adoption of this standard did not have a material impact on our consolidated financial statements.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133” (“SFAS 161”) was issued March 2008. SFAS 161 is effective for interim or annual periods beginning after November 15, 2008. The statement requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and our strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. This statement was effective for us on November 15, 2008, which is 60 days after the SEC’s approval of Auditing Standard No. 6, “Evaluating Consistency of Financial Statements”. The adoption of this standard did not have a material impact on our consolidated financial statements.

Management’s Discussion and Analysis

United States Recent Accounting Pronouncements Not Yet Adopted (US GAAP)

SFAS No. 141R, “Business Combinations” (“SFAS 141R”) was issued December 2007. SFAS No. 141R is effective for the fiscal year beginning April 1, 2009. The statement establishes principles and requirements for how we, as an acquirer, recognize and measure in our financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and any goodwill. This statement establishes disclosure requirements that will enable users of our financial statements to evaluate the nature and financial effects of the business combination. We are currently evaluating the impact of this standard on our consolidated financial statements.

SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”) was issued December 2007. SFAS 160 is effective for the fiscal year beginning April 1, 2009. This statement changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this statement establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The statement also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently evaluating the impact of this standard on our consolidated financial statements.

SFAS No. 165, “Subsequent Events” (“SFAS 165’) was issued in May 2009. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. This statement addresses accounting and disclosure requirements related to subsequent events. This statement also requires us to evaluate subsequent events through to the date the financial statements are either issued or available to be issued, depending on our expectation of whether we will widely distribute our financial statements to our shareholders and other financial statement users. We will be required to disclose the date through which subsequent events have been evaluated. We are currently evaluating the impact of this standard on our consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. This FSP will require certain additional disclosures beginning April 1, 2009 and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. We are currently evaluating the impact of this standard on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments”, which amends FASB Statement No. 107 “Disclosures about Fair Value of Financial Statements” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also amends APB Opinion No. 28 “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. The FSP is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009, in certain circumstances. This FSP is effective for our three-month period ending June 30, 2009. We are currently evaluating the impact of this standard on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. FAS 157-4 requires that:

•

we should disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period; and

•	we define a major category for equity securities and debt securities to be major security types as per FAS 115 and FAS 124-2.

The FSP shall be effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. For us, this FSP is effective for the three-month period ending June 30, 2009. Early adoption is permitted for periods ending after March 15, 2009 in certain circumstances. We are currently evaluating the impact of this FSP on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which amends the other-than-impairment guidance in US GAAP for debt securities to make the

Management’s Discussion and Analysis

guidance more operational and to improve the presentation and disclosure of the other-than-temporary impairments on debt and equity securities in the financial statements. The FSP applies to debt securities classified as available-for-sale and held-to-maturity that are subject to other than temporary impairment guidance within FAS 115. The FSP is effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009, in certain circumstances. The FSP is effective for our three-month period ending June 30, 2009. We are currently evaluating the impact of this standard on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 141R – 1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify FAS 141R, “Business Combinations”. It addresses the application issues on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. We are currently evaluating the impact of this standard on our consolidated financial statements.

G. FORWARD-LOOKING INFORMATION AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	our significant oil sands knowledge, experience and relationships, equipment capacity, scale of operations and broad services will enable us to support the growing volume of recurring services;

(b)	the operational spending throughout the 30-40 year life of a mine and our ability to provide services through such period;

(c)	the market for our recurring services will expand due to new mines nearing production coming on-line or entering their production phases and the expansion of activities at current operational mines;

(d)	existing oil sands projects will continue to be less sensitive than conventional oil operations to changes in oil prices and oil sands operators will continue to maintain stable production activity;

(e)	commodity prices will continue to remain low and mine development in the minerals mining sector will continue to remain below normal levels;

(f)	our intention to leverage our market position, equipment fleet and management team to respond to new opportunities and to secure profitable business;

(g)	our intention to pursue selective acquisition opportunities will materialize that will expand our complementary service offerings which we will be able to cross-sell with our existing services;

(h)	our intention to build on our relationships with our existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with these projects;

(i)	our intention to increase our presence outside the oil sands and extend our services to other resource industries across Canada;

(j)	the success of the enhancements to maintenance practices resulting in improved availability through reduced repair time and increased utilization of our equipment with a consequent improvement in our revenue, margins and profitability;

(k)	the amount of our backlog expected to be performed and realized in the twelve months ending March 31, 2010;

(l)	that infrastructure spending will remain robust, that we will benefit from government spending and that we will be in a good position to capitalize on infrastructure spending;

(m)	the arrival of new major projects and our required participation in the bidding process for work on these projects;

(n)	the increased variability in recurring services revenue in 2009;

(o)	the anticipated reduction in our pipeline segment revenues, the anticipated reduction in our heavy construction, mining and piling operating segment revenues and the expected lack of involvement in a major pipeline project in the near-term;

Management’s Discussion and Analysis

(p)	the demand for our mine construction services through the life of a mine and our ability to provide such services;

(q)	our operating and capital lease facilities and cash flow from operations are sufficient to meet capital expenditure requirements;

(r)	the expected agreement with a banking syndicate to extend our credit facility one year;

(s)	our ability to produce materially reliable estimates;

(t)	the demand for our recurring oil sands services remaining strong, the resumption of growth in the second half of fiscal 2009 and the return of volumes on the Horizon project over the next six months;

(u)	the expected agreement between our employees party to the collective bargaining agreement which expired February 28, 2009 and us;

(v)	future events such as changes in existing laws and regulations possibly require us to make additional expenditures;

(w)	the expected improvement to our near-term cash management, our draw down of our inventory of higher-cost tire inventory and a reduction in our tire inventory over the coming months;

(x)	lower input costs and industry consolidation in the oil sands will lead to more substantive development in the oil sands industry and reductions in project costs and gradual strengthening of oil prices will create a more attractive environment for investment; and

(y)	the decline in commercial construction projects will be offset by an expected increase in infrastructure-related construction activity infrastructure projects.

Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Management’s Discussion and Analysis include, but are not limited to:

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (g), (l), (m), (n), (o), (r), (t), (u), (v), (w), (x) and (y) rely on certain market conditions and demand for our services and are based on the assumptions that: despite the slow down in the global economy and tightening of credit conditions combined with short term declines in oil prices, which will slow capital development of Canada’s natural resources, in particular the oil sands, we still expect to see strong demand for our recurring services as the oil sands continue to be an economically viable source of energy, our customers and potential customers continue to invest in the oil sands and other natural resources developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the Western Canadian economy continues to develop with additional investment in public construction; and are subject to the following risks and uncertainties that:

•	anticipated new major capital projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•

changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•	reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects;

•	we are unable to extend our revolving credit facility for one year;

•

insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services;

•	shortages of qualified personnel or significant labour disputes could adversely affect our business; and

•	unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The forward-looking information in paragraphs (a), (b), (c), (f), (g), (h), (i), (j), (k), (l), (p), (q), (r), (s), (t), (u), (v), (w), (x) and (y) rely on our ability to execute our growth strategy and are based on the assumptions that the management team can successfully manage the business; we can maintain and develop our relationships with our current customers; we will be successful in developing relationships with new customers; we will be successful in the competitive bidding process

Management’s Discussion and Analysis

to secure new projects; that we will identify and implement improvements in our maintenance and fleet management practices; we will be able to benefit from increased recurring revenue base tied to the operational activities of the oil sands; we will be able to access sufficient funds to finance our capital growth; and are subject to the risks and uncertainties that:

•	continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a further decline in oil prices;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

•	we are unable to extend our revolving credit facility for one year;

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

•	our operations are subject to weather-related factors that may cause delays in our project work; and

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual information form.

Risk Factors

Anticipated new major capital projects in the oil sands may not materialize.

Notwithstanding the National Energy Board’s estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	reductions in available credit for customers to fund capital projects;

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

•	shortage of skilled workers in this remote region of Canada; and

•	cost overruns on announced projects.

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry is leading our customers to slow down or curtail their future capital expansion which, in turn, has reduced our revenue from those customers on their capital projects. The continuation of such a delay or curtailment could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by

Management’s Discussion and Analysis

customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

Changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

Due to the amount of capital investment required to build an oil sands project, or construct a significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer’s view of the long-term price of oil which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favorable, or believes oil-sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital projects or capital expansions to existing projects. Recently, the market price of oil decreased significantly. In addition, the slowing world economy is leading to lower international demand for oil, which could continue to suppress oil prices. As a result of these developments, many of our customers have decided to scale back their capital development plans and are significantly reducing their capital expenditures on oil sands projects. Delays, reductions or cancellations of major oil sands projects would adversely affect our prospects for revenues from capital projects and could have an adverse impact on our financial condition and results of operations.

Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers.

Oil sands development projects require substantial capital expenditures. In the past, several of our customers’ projects have experienced significant cost overruns, impacting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions which could adversely affect the amount of work we receive from our customers.

A change in strategy by our customers to reduce outsourcing could adversely affect our results.

Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 74%, 63% and 75% of our revenues in each of fiscal years 2009, 2008 and 2007, respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work. Additionally, the recent tightening of the credit market and worldwide economic downturn may result in our customers reducing their spending on outsourced mining and site preparation services if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

Until we establish and maintain effective internal controls over financial reporting, we cannot assure you that we will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting.

We have identified a material weakness in our financial reporting processes and internal controls specific to revenue recognition. See “Management’s Report on Internal Controls over Financial Reporting (ICFR)”. As a result, there can be no assurance that we will be able to generate accurate financial reports in a timely manner. Failure to do so would cause us to violate the US and Canadian securities regulations with respect to reporting requirements in the future, as well as the covenants applicable to our indebtedness. This could, in turn, have a material adverse effect on our business and financial condition. Until we establish and maintain effective internal controls and procedures for financial reporting, we may not have appropriate measures in place to eliminate financial statement inaccuracies and avoid delays in financial reporting.

Demand for our services may be adversely impacted by regulations affecting the energy industry.

Our principal customers are energy companies involved in the development of the oil sands and in natural gas production. The operations of these companies, including their mining operations in the oil sands, are subject to or impacted by a wide array of regulations in the jurisdictions where they operate, including those directly impacting mining activities and those indirectly affecting their businesses, such as applicable environmental laws and climate change laws. As a result of changes in regulations and laws relating to the energy production industry, including the operation of mines, our customers’ operations could be disrupted or curtailed by governmental authorities or the market for their products could be adversely impacted. The high cost of compliance with applicable regulations or the reduction and demand for our customers’ products may cause customers to discontinue or limit their operations, and may discourage companies from continuing development activities. As a result, demand for our services could be substantially affected by regulations adversely impacting the energy industry.

Management’s Discussion and Analysis

Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition.

Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 83%, 81% and 55% of our total revenue for 2009, 2008 and 2007, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. In addition, the majority of our Pipeline revenues in the current and previous fiscal years resulted from work performed for one customer. If we lose or experience a significant reduction of business from one or more of our significant customers, we may not be able to replace the lost work with work from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work which we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause. The loss of or significant reduction in business with one or more of our major customers, whether as a result of completion of a contract, early termination or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

Failure by our customers to obtain required permits and licenses due to complex and stringent environmental protection laws and regulations may affect the demand for our services.

The development of the oil sands requires our customers to obtain regulatory and other permits and licenses from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits and licenses that may be required for the development of the oil sands on their properties. In such a case, our customers’ projects will not proceed, thereby adversely impacting demand for our services.

Lack of sufficient governmental infrastructure to support the growth in the oil sands region could cause our customers to delay, reduce or cancel their future expansions, which would, in turn, reduce our revenue from those customers.

The development in the oil sands region has put a great strain on the existing government infrastructure, necessitating substantial improvements to accommodate growth in the region. The local government having responsibility for a majority of the oil sands region has been exceptionally impacted by this growth and is not currently in a position to provide the necessary additional infrastructure. In an effort to delay further development until infrastructure funding issues are resolved, the local governmental authority has previously intervened in hearings considering applications by major oil sands companies to the Energy Resources Conservation Board (“ERCB”), formerly the Energy and Utilities Board (EUB), for approval to expand their operations. Similar action could be taken with respect to any future applications. The ERCB has indicated that it believes that additional infrastructure investment in the oil sands region is needed and that there is a short window of opportunity to make these investments in parallel with continued oil sands development. If the necessary infrastructure is not put in place, future growth of our customers’ operations could be delayed, reduced or canceled which could in turn adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Significant labour disputes could adversely affect our business.

Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

An upturn in the Canadian economy, resulting in an increased demand for our services from the Canadian energy industry, could lead to a new shortage of qualified personnel.

From fiscal 2007 through the first nine months of fiscal 2009, Alberta, and in particular the oils sands area, experienced a significant economic growth which resulted in a shortage of skilled labour and other qualified personnel. New mining projects in the area made it more difficult for us and our customers to find and hire all the employees required to work on these projects. If the economy returns to these previous growth levels and we are not able to recruit and retain enough employees with the appropriate skills we may not be able to satisfy an increased demand for our services. This in turn, could have a material adverse effect on our business, financial condition and results of operation. If our customers are not able to recruit and retain sufficient numbers of employees with the appropriate skills, they may be unable to develop projects in the oils sands area.

If we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired.

We are at times required to post a bid or performance bond issued by a financial institution, known as a surety, to secure our performance commitments. The surety industry experiences periods of unsettled and volatile markets, usually in the aftermath of substantial loss exposures or corporate bankruptcies with significant surety exposure. Historically, these types of events have caused reinsurers and sureties to reevaluate their committed levels of underwriting and required returns. If for any reason, whether because of our financial condition, our level of secured debt

Management’s Discussion and Analysis

or general conditions in the surety bond market, our bonding capacity becomes insufficient to satisfy our future bonding requirements, our business and results of operations could be adversely affected.

Some of our customers require letters of credit to secure our performance commitments. Our second amended and restated revolving credit facility provides for the issuance of letters of credit up to $125.0 million, and at March 31, 2009, we had $20.8 million of issued letters of credit outstanding. One of our major contracts allows the customer to require up to $50.0 million in letters of credit. If we were unable to provide letters of credit in the amount requested by this customer, we could lose business from such customer and our business and cash flow would be adversely affected. If our capacity to issue letters of credit under our revolving credit facility and our cash on hand is insufficient to satisfy our customers requirements or we are unable to renew our revolving credit facility for one year, our business and results of operations could be adversely affected.

Insufficient pipeline, upgrading and refining capacity could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers.

For our customers to operate successfully in the oil sands, they must be able to transport the bitumen produced to upgrading facilities and transport the upgraded oil to refineries. Some oil sands projects have upgraders at mine site and others transport bitumen to upgraders located elsewhere. While current pipeline and upgrading capacity is sufficient for current production, future increases in production from new oil sands projects and expansions to existing projects will require increased upgrading and pipeline capacity. If these increases do not materialize, whether due to inadequate economics for the sponsors of such projects, shortages of labor or materials or any other reason, our customers may be unable to efficiently deliver increased production to market and may therefore delay, reduce or cancel planned capital investment. Such delays, reductions or cancellations of major oil sands projects would adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

Approximately 30%, 45% and 66% of our revenue for 2009, 2008 and 2007, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavorable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability and productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

When we are unable to accurately estimate the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely impact our results of operations, financial condition and cash flow.

Our substantial debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations.

We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2009, we had outstanding $444.6 million of debt5, including $17.5 million of capital leases. We also had cross-currency and interest rate swaps with a balance sheet liability of $39.5 million as of March 31, 2009. These swaps are secured equally and ratably with our revolving credit facility. Our substantial indebtedness could have serious consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business;

•	limiting our ability to post surety bonds required by some of our customers;

•	placing us at a competitive disadvantage compared to competitors with less debt;

[5]	Debt includes all liabilities with the exception of future income taxes.

Management’s Discussion and Analysis

•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increasing our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

The potential consequences of our substantial indebtedness make us more vulnerable to defaults and place us at a competitive disadvantage. Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

The terms of our debt agreements may restrict our current and future operations, particularly our ability to respond to changes in our business or take certain actions.

Our revolving credit facility and the indenture governing our notes limit, among other things, our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt, issue certain equity securities or enter into sale and leaseback transactions;

•	pay dividends or distributions on our shares or repurchase our shares, redeem subordinated debt or make other restricted payments;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	issue equity securities of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	transfer or sell assets, including shares of our subsidiaries.

Our revolving credit facility also requires us, and our future credit facilities may require us, to maintain specified financial ratios and satisfy specified financial tests, some of which become more restrictive over time. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those tests.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. The breach of any of these covenants could result in an event of default under our revolving credit facility or any future credit facilities or under the indenture governing our notes. Under our revolving credit facility, our failure to pay certain amounts when due to other creditors, including to certain equipment lessors, or the acceleration of such other indebtedness, would also result in an event of default. Upon the occurrence of an event of default under our revolving credit facility or future credit facilities, the lenders could elect to stop lending to us or declare all amounts outstanding under such credit facilities to be immediately due and payable. Similarly, upon the occurrence of an event of default under the indenture governing our notes, the outstanding principal and accrued interest on the notes may become immediately due and payable. If amounts outstanding under such credit facilities and indenture were to be accelerated, or if we were not able to borrow under our revolving credit facility, we could become insolvent or be forced into insolvency proceedings and you could lose your investment in us.

Availability or increased cost of leasing

A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to meet equipment acquisition commitments related to our long-term overburden removal contract in the upcoming year. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. To mitigate this risk we have secured an increased leasing facility with one of our existing equipment lessors, expanding our leasing capacity by approximately 30%. Our current lease commitments with this supplier now represent 80% of the total capacity available. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

Our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals.

We compete with a broad range of companies in each of our markets. Many of these competitors are substantially larger than we are. In addition, we expect the anticipated growth in the oil sands region will attract new and sometimes larger competitors to enter the region and compete against us for projects. This increased competition may adversely affect our ability to be awarded new business.

Management’s Discussion and Analysis

Approximately 80% of the major projects that we pursue are awarded to us based on bid proposals, and projects are typically awarded based in large part on price. We often compete for these projects against companies that have substantially greater financial and other resources than we do and therefore can better bear the risk of under pricing projects. We also compete against smaller competitors that may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than we can. Our business may be adversely impacted to the extent that we are unable to successfully bid against these companies. The loss of existing customers to our competitors or the failure to win new projects could materially and adversely affect our business and results of operations.

A significant amount of our revenue is generated by providing non-recurring services.

More than 37% of our revenue for 2009 was derived from projects which we consider to be non-recurring. This revenue primarily relates to site preparation and Piling services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects.

Unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects in which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be affected to the extent these events cause reductions in the utilization of equipment.

Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.

In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate sufficient operating cash flow to make scheduled payments on our indebtedness and meet other capital requirements will depend on our future operating and financial performance. Our future performance will be impacted by a range of economic, competitive and business factors that we cannot control, such as general economic and financial conditions in our industry or the economy generally.

A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, reduced work or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as selling assets, restructuring or refinancing our indebtedness, seeking additional equity capital or reducing capital expenditures. We may not be able to affect any of these alternative strategies on satisfactory terms, if at all, or they may not yield sufficient funds to make required payments on our indebtedness.

Our operations are subject to weather-related factors that may cause delays in our project work.

Because our operations are located in western Canada and northern Ontario, we are often subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather, including heavy rain and snow, can cause delays in our project work, which could adversely impact our results of operations.

Environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

Our operations are subject to numerous environmental protection laws and regulations that are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and forests. Significant fines and penalties may be imposed on us or our customers for noncompliance with environmental laws and regulations, and our contracts generally require us to indemnify our customers for environmental claims suffered by them as a result of our actions. In addition, some environmental laws impose strict, joint and several liability for investigative and

5	Debt includes all liabilities with the exception of future income taxes

Management’s Discussion and Analysis

remediation costs in relation to releases of harmful substances. These laws may impose liability without regard to negligence or fault. We also may be subject to claims alleging personal injury or property damage if we cause the release of, or any exposure to, harmful substances.

We own or lease, and operate, several properties that have been used for a number of years for the storage and maintenance of equipment and other industrial uses. Fuel may have been spilled, or hydrocarbons or other wastes may have been released on these properties. Any release of substances by us or by third parties who previously operated on these properties may be subject to laws which impose joint and several liability for clean-up, without regard to fault, on specific classes of persons who are considered to be responsible for the release of harmful substances into the environment.

Our projects expose us to potential professional liability, product liability, warranty or other claims.

We install deep foundations, often in congested and densely populated areas, and provide construction management services for significant projects. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability, warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those services. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses.

We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations.

We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.

Aboriginal peoples may make claims against our customers or their projects regarding the lands on which their projects are located.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Any claims that may be asserted against our customers, if successful, could have an adverse effect on our customers which may, in turn, negatively impact our business.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

We are subject to currency exchange risk as our 8 3/4% senior notes are denominated in US dollars and all of our revenues and most of our expenses are denominated in Canadian dollars. To manage the foreign currency risk and potential cash flow impact on our $200 million in US dollar-denominated notes, we have entered into currency swap and interest rate swap agreements. These financial instruments consist of three components: a US dollar interest rate swap; a US dollar-Canadian dollar cross-currency basis swap; and a Canadian dollar interest rate swap. Of the three components, only the US dollar interest rate swap could be cancelled at the counterparty’s option at any time after December 1, 2007 if the counterparty pays a cancellation premium. The premium is equal to 2.2% if exercised between December 1, 2008 and December 1, 2009; and nil% if cancelled after December 1, 2009.

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of US$0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of US$200.0 million or US$4.4 million (equivalent to C$5.3 million).

As a result of this cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that 3-month LIBOR is less than 4.6% (the difference between the 8.75% coupon on our 8 3/4% senior notes and the 4.2% spread over 3-month LIBOR on the cross currency basis swap), we will have to acquire US dollars to fund a portion of the semi-annual coupon payment on our 8 3/4% senior notes. At the 3-month LIBOR rate of 1.192% at March 31, 2009, a $0.01 increase (decrease) in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

Exchange rate fluctuations may also cause the price of goods to increase or decrease for us. For example, a decrease in the value of the Canadian dollar compared to the US dollar would proportionately increase the cost of equipment and parts which are sold to us or priced in US dollars.

Management’s Discussion and Analysis

The impact of the exchange rate fluctuation may also affect any embedded derivatives included in our revenue or parts and maintenance contracts with price escalators tied to either foreign exchange rates or foreign cost indices.

Interest rate risk

We are exposed to interest rate risk on the revolving credit facility, capital lease obligations and certain operating leases with a variable payment that is tied to prime rates. We do not use derivative financial instruments to reduce our exposure to these risks. The estimated financial impact as a result of fluctuations in interest rates is not significant for the revolving credit facility, capital lease obligations and certain operating leases.

In conjunction with the cross-currency swap agreement, we entered into a US dollar interest rate swap and a Canadian dollar interest rate swap with the net effect of economically converting the 8.75% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as a hedge for accounting purposes.

As a result of the US dollar interest swap cancelation described in “Foreign currency risk”, above, we are exposed to changes in interest rates. We have a fixed semi-annual coupon payment of 8.75% on our US$200.0 million 8 3/4% senior notes. With the termination of the US dollar interest rate swap, we no longer receive fixed US dollar payments from the counterparties to offset the coupon payment on our 8 3/ 4% senior notes. As a result, we have interest rate exposure to changes in the 3-month LIBOR rate (1.192% at March 31, 2009). As at the effective date of the cancellation, at the current LIBOR rate, our interest expense increased by US$6.8 million per annum over the remaining term of the 8  3/4% senior notes. A 100 basis point increase (decrease) in the 3-month LIBOR rate will result in a US$2.0 million increase (decrease) in the annual floating rate payment received from the swap counterparties

At March 31, 2009 and March 31, 2008, the notional principal amounts of the interest rate swaps were US$200 million and Canadian $263 million, respectively.

As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $5.0 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to US interest rates would impact the fair value of the interest rate swaps by $0.5 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian to US interest rate volatility would impact the fair value of the interest rate swaps by $nil with this change in fair value being recorded in net income.

Inflation

Inflation can have a material impact on our operations due to increasing parts, equipment replacement and labour costs; however, many of our contracts contain provisions for annual price increases. Inflation can have a material impact on our operations if the rate of inflation and cost increases remains above levels that we are able to pass to our customers.

Credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk through our cash and cash equivalents, accounts receivable and unbilled revenue. We manage the credit risk associated with our cash and cash equivalents by holding our funds with reputable financial institutions. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities. We review our trade receivable accounts regularly for collectability and payment performance.

We have a concentration of customers in the oil and gas sector. The concentration risk is mitigated by the customers being large investment grade organizations. The key risk related to oil and gas customers is the effect the economic conditions and tightening credit market have on their cash flows. Lower revenues from a declining per-barrel price of oil; increasing per-barrel operating costs and fixed debt commitments for capital projects can have an adverse effect on their operating cash flows.

Customers outside of the oil and gas sector include both developers and general contractors. Developers are more vulnerable to changes in economic conditions and tightening credit markets as they rely heavily on financing to complete their commercial property projects. General contractors are vulnerable to their customer’s ability to pay. Both developers and general contractors are more closely monitored for changes in their payment behavior and credit worthiness.

Losses related to trade accounts receivable for oil and gas customers have historically been insignificant. Losses related to trade accounts receivable for developers or general contractors have historically been more pronounced, depending on the change in economic conditions. Decisions to extend credit to new customers are approved by management.

In the event that recent economic conditions adversely impact our customers’ or counterparties’ cash flows or their credit worthiness generally resulting in such parties failing to meet their payment obligations to us, such failure could have a material adverse effect on our business and our results of operations.

Management’s Discussion and Analysis

H. GENERAL MATTERS

History and Development of the Company

NACG Holdings Inc. (Holdings) was formed in October 2003 in connection with the Acquisition discussed below. Prior to the Acquisition, Holdings had no operations or significant assets and the Acquisition was primarily a change of ownership of the businesses acquired.

On October 31, 2003, two wholly owned subsidiaries of Holdings, as the buyers, entered into a purchase and sale agreement with Norama Ltd. and one of its subsidiaries, as the sellers. On November 26, 2003, pursuant to the purchase and sale agreement, Norama Ltd. sold to the buyers the businesses comprising North American Construction Group in exchange for total consideration of approximately $405.5 million, net of cash received and including the impact of certain post-closing adjustments (the Acquisition). The businesses we acquired from Norama Ltd. have been in operation since 1953. Subsequent to the Acquisition, we have operated the businesses in substantially the same manner as prior to the Acquisition.

On November 28, 2006, prior to the consummation of the IPO discussed below, Holdings amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., were the shares sold in the IPO and related secondary offering. On November 28, 2006, we completed the IPO in the United States and Canada of 8,750,000 voting common shares and a secondary offering of 3,750,000 voting common shares for $18.38 per share (US $16.00 per share).

On November 22, 2006, our common shares commenced trading on the New York Stock Exchange and on the Toronto Stock Exchange on an “if, as and when issued” basis. On November 28, 2006, our common shares became fully tradable on the Toronto Stock Exchange.

Net proceeds from the IPO were $140.9 million (gross proceeds of $158.5 million, less underwriting discounts and costs and offering expenses of $17.6 million). On December 6, 2006, the underwriters exercised their option to purchase an additional 687,500 common shares from us. The net proceeds from the exercise of the underwriters’ option were $11.7 million (gross proceeds of $12.6 million, less underwriting fees of $0.9 million). Total net proceeds were $152.6 million (total gross proceeds of $171.1 million less total underwriting discounts and costs and offering expenses of $18.5 million).

As of March 31, 2009, our authorized capital consists of an unlimited number of voting and non-voting common shares, of which 36,038,476 voting common shares were issued and outstanding (35,929,476 as at March 31, 2008).

Our head office is located at Zone 3, Acheson Industrial Area, #2, 53016 Hwy 60, Acheson, Alberta, T7X 5A7. Our telephone and facsimile numbers are (780) 960-7171 and (780) 960-7103, respectively.

Transition To International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, we were to adopt US GAAP on or before this date. Should we decide to adopt IFRS, our first annual IFRS financial statements would be for the year ending March 31, 2012 and would include the comparative period of the year ending March 31, 2011. Our first interim IFRS financial statements would be for the three months ending June 30, 2011, which would include unaudited consolidated financial information in accordance with IFRS including comparative figures for the three months ending June 30, 2010. We have completed a preliminary assessment of the accounting and reporting differences under IFRS, Canadian GAAP and US GAAP however, we have not yet finalized our determination of these differences on our consolidated financial statements. This assessment will, in part, determine whether we adopt IFRS or US GAAP once Canadian GAAP ceases to exist.

We are also closely monitoring standard-setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of our adoption of either IFRS or US GAAP in future periods.

Additional Information

Additional information relating to us, including our Annual Information Form dated June 9, 2009, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s Interactive Data Electronics Application (IDEA) system at www.sec.gov.